

2025 annual report

Simple ideas.
Powerful results.

2025 highlights

Revenue
+12%
to $7.9 billion

EBITDA
+11%
to $3.1 billion

Free cash flow
+8%
31% margin

Capital deployed
$3.3B
toward acquisitions

Share repurchase
$500M
1.12M shares

Annual dividend
+10%
33rd consecutive
annual increase



Neil Hunn
President and Chief Executive Officer

Dear fellow shareholders,

Over the past several years, these letters have outlined our deliberate transformation at Roper: reshaping the portfolio, strengthening our leadership bench, refining our operating model, and enhancing capital deployment. This transformation is now largely complete. Today, Roper is approximately 75% vertical market software and 25% technology-enabled product businesses, has virtually no cyclical exposure, generates substantial and growing free cash flow, and is led by the strongest leadership team in our history.

The question we spend most of our time on, now, is not what Roper is, but how to unlock more of our potential.

That is the focus of this year's letter: what 2025 reinforced about the strength of our model, where we fell short, and why we believe Roper's best years of compounding still lie ahead. The specifics have evolved, but the underlying logic has not. We own durable, market-leading businesses with highly recurring revenue and strong cash flow characteristics. We operate them in a decentralized model that keeps our businesses close to customers.

We pair this with disciplined, centrally led capital deployment designed to maximize cash flow per share over time.

Over the past five years, revenue has compounded 14%, EBITDA 15%, and free cash flow 14% annually. We highlight these results because 2025 put the model to the test. It proved durable, but it also made clear where we need to be better.

2025: Results and Context

In 2025, total revenue grew 12% to $7.9 billion, EBITDA grew 11% to $3.1 billion, free cash flow grew 8% to $2.5 billion, and adjusted DEPS grew 9% to $20.00. We deployed $3.3 billion toward high-quality vertical market software acquisitions, highlighted by CentralReach, Subsplash, and several strategic bolt-ons, and we repurchased 1.12 million shares for $500 million through our share repurchase program, which we continue to execute early in 2026. We also increased our annual dividend for the 33rd consecutive year.

This was a good year for Roper, though our performance did not fully meet our standards.

Our businesses generated substantial and growing cash flow, our capital deployment engine remained productive, and we added meaningful new businesses to the portfolio. At the same time, 2025 organic growth of 5% was below our initial outlook and below where we believe this portfolio should perform on a long-term and sustained basis.

A small number of business-specific headwinds drove organic growth below the 6% to 7% range we expected at the start of the year. At Deltek, prolonged uncertainty around government spending, including shutdowns, continuing resolutions, and delayed contract awards, slowed commercial activity in its U.S. Federal government contracting customer base. At Neptune, tariff surcharge negotiations created order delays late in the year. At Procare, we were too slow to make needed leadership changes in the face of operational adversity. We should have moved sooner, and we have acted on that lesson.

Across the rest of the portfolio, execution remained strong and organic revenue growth was healthy. The factors that weighed on 2025 organic growth were real, but they were concentrated rather than systemic, and they are being addressed.

Our Strategic Priorities

2025 reinforced three things. First, the portfolio is resilient. Even with organic growth below our expectations, revenue, EBITDA, and free cash flow all increased. Second, our leadership teams showed competitiveness and adaptability, focusing on what they could control: customer intimacy, product innovation, and execution. Third, when a business faces operational adversity, we must respond with urgency.

Those lessons sharpen our focus on the two priorities that matter most to increasing Roper's long-term compounding algorithm and cash flow per share.

The first is improved and sustained organic revenue growth. This is the most powerful lever in our model because organic growth is highly incremental, carries strong margins, and converts to free cash flow at attractive rates. Moving our organic growth profile from the 5% range to 7%+ on a sustained basis will have a meaningful impact on long-term cash flow compounding.

This starts with leadership. Great businesses improve when they are led by highly competitive people who understand their markets deeply, stay close to customers, and execute with discipline and speed. Over the past several years, we have materially strengthened leadership across the portfolio. To translate that into stronger organic growth, each business must also have a clear, data-driven long-term strategy focused on the segments where it has the highest right to win, while continuing to improve new product velocity, go-to-market execution, customer intimacy, and competitive position in the workflows it serves. AI is an increasingly important part of this effort, and we will address it separately below.

The second priority is improving returns on our capital deployment. We deploy billions of dollars annually, and we want each of those dollars working harder. Our approach remains disciplined, objective, and centered on long-term value creation per share.

Two aspects of our capital deployment strategy are especially important. First, we are allocating more capital to strategic bolt-on acquisitions that strengthen existing Roper platforms and improve their organic growth trajectories. Well-executed bolt-ons add products, capabilities, customers, and adjacencies in ways that enhance both strategic position and growth. Second, we are increasingly acquiring earlier-life-cycle category leaders, while remaining anchored to the same attributes we have always valued: leading positions in smaller markets, strong product-market fit, high recurring revenue, and high gross retention. The difference is timing. These businesses are earlier in their evolution, which often means faster growth and greater margin expansion potential under Roper ownership. CentralReach, Procare, and Subsplash fit this model well and offer meaningful opportunity for further improvement over time.

These priorities reinforce each other. Better businesses drive stronger organic growth. Stronger organic growth generates more free cash flow. And more free cash flow expands our capacity to deploy capital into acquisitions, bolt-ons, and share repurchases. Taken together, our compounding per share will improve further.

AI and the Next Phase of Growth

We believe Roper's businesses are exceptionally well positioned to create value in an AI-driven world for the same reasons they have created value in their underlying markets for many years: deep domain knowledge, rich workflow context, and trusted customer relationships.

In enterprise software, we believe durable AI value will come not from frontier models alone, but from embedding AI into real customer workflows in ways that improve outcomes and earn trust. That requires proprietary data, domain-specific expertise, and trusted distribution into the daily operations of customers. Without that foundation, AI is difficult to commercialize. With it, AI becomes a product customers will adopt and pay for.

That plays directly to the strengths of our portfolio. Our businesses are not broad horizontal platforms pursuing generic use cases. They are deeply embedded, mission-critical systems serving specific verticals with specific needs. Our decentralized operating model is an advantage in this environment because our businesses and their leaders stay close to customers and their workflows, helping them identify where AI can create real value and bring impactful products to market on a highly efficient and speedy timetable.

This is why we view AI not as a feature enhancement, but as a structural expansion of the opportunity set for our businesses. Historically, our businesses have excelled at capturing, organizing, and managing structured data and workflows. But many of the highest-value tasks in our customers' operations, including interpreting unstructured information, making complex judgment calls, and matching supply to demand under ambiguous conditions, have remained manual because they could not be reliably productized. AI is changing that.

For example, CentralReach is using AI to improve autism therapy scheduling, documentation, and reimbursement workflows, addressing parts of the care delivery process that its software never touched before. DAT is applying AI to automate highly trusted matches between broker demand and carrier supply. In these cases, AI is being embedded in trusted systems of record and workflow, not bolted on as a separate layer. As a result, the addressable markets for these businesses expand because the range of problems their software can solve is also expanding.

There is also an important compounding dynamic here. As our businesses deploy AI agents inside customer workflows, every action generates new operational data that can make those agents more accurate over time. Better agents get used more. More usage generates more data. And that further deepens the competitive advantage.

At the same time, one lesson became clear in 2025: we have accelerated our pace of innovation, but not enough. Experimentation, prototyping, and iteration are necessary, but given the pace of change and the size of the opportunity, learning alone is not sufficient. We need to move from experimentation to productization and commercialization with greater velocity.

That recognition led to one of the most important decisions we made in 2025: creating a centralized AI enablement team at Roper. Its role is to help our businesses move faster by providing technical expertise, development capacity, and reusable capabilities.

Broadly, the early results are encouraging. In pockets of the portfolio, we see AI-enabled products gaining traction in the market, automating important customer workflows, and beginning to generate revenue. We remain measured in our guidance and do not assume a material revenue uplift from AI in

2026. Over time, however, we believe AI can become a meaningful catalyst for stronger organic growth across the portfolio as we further commercialize our on-stack, AI-native solutions.

Capital Allocation and Financial Strength

Executing on these priorities (stronger organic growth, higher-return capital deployment, and AI growth) requires financial strength and discipline. Our capital allocation position entering 2026 is strong. We begin the year with more than $6 billion of capacity, and our pipeline of high-quality acquisition opportunities remains active.

Following the first quarter drawdown in public software valuations, however, deal activity has slowed as seller value expectations and our underwriting standards have become less aligned. We remain patient and disciplined in this environment, continuing to invest in relationships with founders, management teams, and sellers knowing that valuation expectations and our return requirements will converge over time. When they do, we are well positioned to move quickly. Our strategic intent has not changed. What we will not do is compromise our underwriting discipline to preserve deal pace.

In the meantime, we are leaning into our share repurchase authorization as an attractive capital deployment alternative. Our $3 billion repurchase program, the first in Roper's history, gives us another tool to create shareholder value when conditions warrant. We have demonstrated our aggressive willingness to use it, and as of the date of our 10-K filing we have executed $1.8 billion under the authorization.

Our capital allocation philosophy is simple: deploy capital where it can generate the highest risk-adjusted return for shareholders. Sometimes that will be acquisitions. Sometimes it will be bolt-ons. Sometimes it will be share repurchases. Our reputation, permanent ownership model, and operating environment continue to make Roper an attractive home for high-quality businesses. When M&A markets align with our underwriting, we will be active. When they do not, we will wait.

The Road Ahead

This letter began with a question: how to unlock more of Roper's potential. The answer focuses on three things: the combined effect of stronger leaders driving faster organic growth, disciplined capital deployment earning higher returns, and AI expanding the range of problems our businesses can solve for their customers.

Over long periods, Roper has compounded cash flow per share in the mid-teens area, doubling roughly every five to six years. With a high-quality business portfolio, the best leadership, and clearer strategic priorities than at any point in our history, we believe we are well positioned not only to sustain that performance, but to improve it over time.

The hard work of reshaping Roper's portfolio is behind us. The work ahead is about growth, speed, and execution. That is a good place to be.

Thank you for your continued trust and support.

Sincerely,

Neil Hunn

Unless otherwise noted, financial information is presented on an adjusted (non-GAAP) and continuing operations basis. A reconciliation can be found on page 71. Please see information about forward looking statements on page 9.

Roper
TECHNOLOGIES

2025 Form 10-K

(THIS PAGE INTENTIONALLY LEFT BLANK)


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number: 1-12273

ROPER TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**51-0263969**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6496 University Parkway
Sarasota, Florida 34240
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(941) 556-2601**

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


Title of Each Class	Trading Symbol (s)	Name of Each Exchange On Which Registered
Common Stock, $0.01 Par Value	ROP	The Nasdaq Stock Market LLC


SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

---


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. ☑ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

Based on the closing sale price on The Nasdaq Stock Market ("Nasdaq"), on June 30, 2025, the aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was: $60.8 billion.

Number of shares outstanding of the registrant's common stock as of February 20, 2026: 102,927,515.


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the registrant's Proxy Statement to be furnished to stockholders in connection with its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III, Items 10, 11, 12, 13, and 14 of this Annual Report on Form 10-K.

TABLE OF CONTENTS

ROPER TECHNOLOGIES, INC.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") includes and incorporates by reference "forward-looking statements" within the meaning of the federal securities laws. In addition, we, or our executive officers on our behalf, may from time to time make forward-looking statements in reports and other documents we file with the U.S. Securities and Exchange Commission ("SEC") or in connection with oral statements made to the press, potential investors, or others. All statements that are not historical facts are "forward-looking statements." Forward-looking statements may be indicated by words or phrases such as "anticipate," "estimate," "plans," "expects," "projects," "should," "will," "believes," "intends," and similar words and phrases. These statements reflect management's current beliefs and are not guarantees of future performance. They involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in any forward-looking statement.

Examples of forward-looking statements in this report include but are not limited to statements regarding operating results, the success of our operating plans, our expectations regarding our ability to generate cash and reduce debt and associated interest expense, profit and cash flow expectations, the prospects for newly acquired businesses to be integrated and contribute to future growth, and our expectations regarding growth through acquisitions. Important assumptions relating to the forward-looking statements include, among others, demand for our products, the cost, timing, and success of product upgrades and new product introductions, raw materials costs, expected pricing levels, expected outcomes of pending litigation, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

- general economic conditions;
- difficulty making acquisitions, including receiving the necessary regulatory approvals (including clearance under the Hart-Scott-Rodino Act in the United States ("U.S.") and similar antitrust regulations in foreign countries), and successfully integrating acquired businesses;
- any unforeseen liabilities associated with future acquisitions;
- information technology ("IT") system failures, data security breaches, network disruptions, and cybersecurity events, including any litigation arising therefrom;
- failure to comply with new data privacy laws and regulations, including any litigation arising therefrom;
- risks and costs associated with our international sales and operations;
- volatile interest rates;
- limitations on our business imposed by our indebtedness;
- product liability, litigation, and insurance risks;
- future competition;
- reduction of business with large customers;
- risks associated with government contracts;
- changes in the supply of, or price for, labor, energy, raw materials, parts, and components, including as a result of inflation or potential supply chain constraints;
- potential write-offs of our goodwill and other intangible assets;
- our ability to successfully develop new products;
- risks associated with the use of artificial intelligence ("AI"), including our ability to develop, deploy, and use AI in our platforms and offerings;
- failure to protect our intellectual property;
- unfavorable changes in foreign exchange rates;
- risks related to changing U.S. and foreign trade policies, including increased trade restrictions or tariffs (including repeal of the United States-Mexico-Canada Agreement);
- increased warranty exposure;
- environmental compliance costs and liabilities;
- the effect of, or change in, government regulations (including tax);
- economic disruption caused by armed conflicts (such as the war in Ukraine and conflicts in the Middle East), terrorist attacks, health crises, or other unforeseen geopolitical events; and
- the factors discussed in Item 1A of this Annual Report under the heading "Risk Factors."

You should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of these statements in light of new information or future events.

ITEM 1 | BUSINESS

ALL CURRENCY AMOUNTS ARE IN MILLIONS UNLESS SPECIFIED

OUR BUSINESS

Roper Technologies, Inc. ("Roper," the "Company," "we," "our," or "us") is a diversified technology company. Roper has a proven, long-term, successful track record of compounding cash flow and increasing shareholder value. We operate market leading businesses that design and develop vertical software and technology enabled products for a variety of defensible niche markets.

We pursue consistent and sustainable growth in revenue, earnings, and cash flow by enabling continuous improvement in the operating performance of our businesses and by acquiring businesses that offer high value-added software, services, technology-enabled products, and solutions that we believe are capable of realizing growth while maintaining high margins. We compete in many defensible niche markets and believe we are the market leader or a competitive alternative to the market leader in most of these markets.

In the last three years, we have deployed approximately $8,960 of capital toward acquisitions. In 2025, this included approximately $1,850 for the acquisition of CentralReach, a leading provider of Software-as-a-Service ("SaaS") and AI-enabled solutions for applied behavior analysis ("ABA") therapy clinicians, and approximately $800 for the acquisition of Subsplash, a leading provider of AI-enabled SaaS, and integrated giving solutions, for faith-based organizations. In 2024, this included approximately $1,860 for the acquisition of Procare, a leading provider of SaaS solutions and integrated payment processing for early childhood education centers, and approximately $1,600 for the acquisition of Transact Campus, a leading provider of integrated campus technology and payment solutions serving higher education, healthcare, and business campuses, which was combined with our CBORD business. In 2023, this included approximately $1,380 for the acquisition of Syntellis, a leading provider of SaaS solutions for healthcare, financial institution, and higher education providers, which was combined with our Strata business. Additionally, we deployed approximately $1,470 toward other bolt-on acquisitions to help build on the strategic position of several of our businesses.

In November 2022, Roper completed the divestiture of a majority equity stake in its industrial businesses, including its entire historical Process Technologies reportable segment and the industrial businesses within its historical Measurement & Analytical Solutions reportable segment (collectively "Indicor"), to Clayton, Dubilier & Rice, LLC ("CD&R"). Following the sale of the majority stake, Roper retained a minority equity interest in Indicor. See Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding Roper's minority equity interest in Indicor.

The financial results of Indicor are reported as discontinued operations for all periods presented. Unless otherwise noted, discussion within Part I relates to continuing operations.

We were incorporated on December 17, 1981 under the laws of the State of Delaware.

MARKET SHARE, MARKET EXPANSION, AND PRODUCT DEVELOPMENT

Leadership with Technology and Products for Niche Markets—We maintain a leading position in many of our markets. We believe our market positions are attributable to the applications expertise used to create high value products and solutions for our customers, the underlying critical nature of our offerings, and the inherent customer intimacy of our chosen niche markets. Our businesses realize growth from new and existing customers in their niche markets through successfully executing go-to-market strategies, developing new products and applications, and delivering professional services. Increasingly, this includes AI-enabled products and functionality embedded within customers' mission-critical workflows. By leveraging our deep domain expertise, proprietary data, and long-standing customer relationships, we believe these AI capabilities enhance product differentiation, and drive incremental automation and improved customer outcomes which support expanded monetization opportunities.

Diversified End Markets and Geographic Reach—We have a global presence, with sales to customers outside of the U.S. totaling $1,029.7 in 2025. Information regarding our international operations is set forth in Note 14 of the Notes to Consolidated Financial Statements included in this Annual Report.

OUR REPORTABLE SEGMENTS

Roper's segment reporting structure is based on business model and delivery of performance obligations. The three reportable segments are as follows:

Application Software—Aderant, CentralReach, Clinisys, Data Innovations, Deltek, Frontline, IntelliTrans, PowerPlan, Procare, Strata, Transact/CBORD, and Vertafore;

Network Software—ConstructConnect, DAT, Foundry, iPipeline, iTradeNetwork, MHA, SHP, SoftWriters, and Subsplash;

Technology Enabled Products—CIVCO Medical Solutions, FMI, Inovonics, IPA, Neptune, Northern Digital, rf IDEAS, and Verathon.

Financial information about our reportable segments is presented in Note 14 of the Notes to Consolidated Financial Statements included in this Annual Report.

Application Software
Our Application Software segment had net revenues of $4,483.0 for the year ended December 31, 2025, representing 56.7% of our total net revenues. Below is a description of the products offered by businesses that comprise the Application Software segment:

Aderant—comprehensive management software and AI-enabled solutions for law and other professional services firms, including business development, calendar/docket matter management, time and billing, and case management.

CentralReach—SaaS and AI-enabled solutions enabling the workflow and administration of ABA therapy for autism spectrum disorder ("ASD") and related disabilities care.

Clinisys—diagnostic and laboratory information management software solutions.

Data Innovations—software solutions that enable enterprise management of hospitals and independent laboratories.

Deltek—enterprise software, SaaS, and AI-enabled information solutions for government contractors, professional services firms, and other project-based businesses.

Frontline—cloud-based software for K-12 school administration, connecting solutions for human capital management, student and special programs, and business operations, with powerful analytics that empower educators.

IntelliTrans—transportation management software and services to bulk and break-bulk commodity producers.

PowerPlan—financial and compliance management software and solutions to large complex companies in asset-intensive industries.

Procare—cloud-based software and integrated payment processing for the management of early childhood education centers.

Strata—cloud-based financial analytics, performance management software, and data solutions used by healthcare providers, higher education, and financial institutions for financial planning, decision support, and continuous cost improvement.

Transact/CBORD—integrated campus technology and payment solutions, including secure access and campus identity software, commerce solutions, tuition management software and payment processing, as well as foodservice technologies, serving higher education, healthcare, K-12, and business campuses.

Vertafore—cloud-based software for the property and casualty insurance industry, including agency and distribution management, compliance, AI-enabled workflows, and data solutions.

Network Software
Our Network Software segment had net revenues of $1,600.8 for the year ended December 31, 2025, representing 20.3% of our total net revenues. Below is a description of the products offered by businesses that comprise the Network Software segment:

ConstructConnect—cloud-based data, collaboration and estimating automation software and AI-enabled solutions focused on the pre-construction phase for a network of construction contractors and building product manufacturers/distributors.

DAT—electronic marketplaces that automate broker and carrier freight capacity matching throughout the U.S. and Canada, freight tracking and financing, and AI-enabled analytics solutions. Canadian-based Loadlink was combined with DAT in 2025.

Foundry—software technologies and AI-enabled solutions used to deliver visual effects and 3D content for the entertainment and digital design industries.

iPipeline—cloud-based software and AI-enabled analytics solutions for the life insurance/annuities and financial services industries.

iTradeNetwork—electronic marketplaces and supply chain software that connect food suppliers, distributors, and vendors, primarily in the perishable food sector.

MHA—health care services and software solutions to alternate site health care markets.

SHP—data analytics and benchmarking information solutions for the post-acute healthcare provider marketplace.

SoftWriters—software solutions to pharmacies that primarily serve the long-term care marketplace.

Subsplash—AI-enabled SaaS providing digital engagement, as well as church management and integrated giving solutions for faith-based organizations.

Technology Enabled Products

Our Technology Enabled Products segment had net revenues of $1,818.7 for the year ended December 31, 2025, representing 23.0% of our total net revenues. Below is a description of the products offered by businesses that comprise the Technology Enabled Products segment:

CIVCO Medical Solutions—accessories focused on guidance and infection control for ultrasound procedures.

FMI—dispensers and metering pumps which are utilized in a broad range of applications requiring precision fluid control.

Inovonics—high-performance wireless sensor networks and solutions for a variety of applications, including life-safety and access management.

IPA—automated surgical scrub and linen dispensing equipment for healthcare providers.

Neptune—water meters, enabling water utilities to remotely monitor their customers utilizing Automatic Meter Reading (AMR), Advanced Metering Infrastructure (AMI) technologies, and cloud-based software supporting meter data management and utility billing.

Northern Digital—optical and electromagnetic precision measurement systems for medical and industrial applications.

rf IDEAS—RFID card and credential readers used in numerous identity access management applications across a variety of vertical markets.

Verathon—medical devices that enable airway management, including bronchoscopes and video laryngoscopes, and bladder volume measurement solutions for healthcare providers.

MATERIALS AND SUPPLIERS

We believe most materials and supplies we use are readily available from numerous sources and suppliers throughout the world. However, some components and sub-assemblies are currently available from only a limited number of suppliers for which we regularly investigate and identify alternative sources where possible. We also believe these conditions affect our competitors.

REMAINING PERFORMANCE OBLIGATIONS AND BACKLOG

Remaining performance obligations represent the transaction price of firm orders for which work has not been performed, excluding unexercised contract options. As of December 31, 2025 and 2024, total remaining performance obligations were $5,204.2 and $4,754.9, respectively.

Backlog is equal to our remaining performance obligations expected to be recognized as revenue within the next 12 months. Backlog was $3,424.6 at December 31, 2025 and $3,105.4 at December 31, 2024.

DISTRIBUTION AND SALES

Distribution and sales occur primarily through direct sales offices, manufacturers' representatives, resellers, and distributors.

GOVERNMENTAL REGULATIONS

We face extensive government regulation around the world relating to the development, manufacture, marketing, sale, and distribution of our software, services, and products. The following sections describe certain significant regulations to which we are subject, but these are not the only regulations with which our businesses must comply. For a description of risks related to the regulations that our businesses are subject to, please refer to "Item 1A. Risk Factors."

Privacy and Data Security

We are subject to privacy and data security laws around the world that may impose operational burdens on our businesses. In 2018, the General Data Protection Regulation ("GDPR") became effective in the European Union ("EU") and the United Kingdom ("UK") and imposed restrictions on how companies use, process, and protect personal information. Additionally, repeated legal challenges to the way regulators implemented GDPR provisions relating to international data transfers have created additional operational burdens and legal risks for companies when transferring personal data back and forth from the EU to many other countries, most notably the U.S. and India. In the U.S., a growing number of states have individually passed comprehensive privacy legislation, which imposes restrictions similar (but not identical) to GDPR on companies conducting business or serving customers in those states. For example, in 2020 the California Consumer Privacy Act ("CCPA") became effective and required companies to make disclosures to consumers about their data collection, use, and sharing practices; allowed consumers to exercise control over the use and sharing of their personal data; and provided a limited private right of action for data breaches. Changes to the CCPA which became effective in 2023 have added to the processing restrictions and notifications requirements–particularly when companies engage in online advertising. Canada (Quebec) has also significantly updated its privacy laws. The compliance and other burdens on our businesses imposed by these privacy laws and regulations may be substantial as we work to comply with differing legal and implementation requirements across multiple jurisdictions.

Healthcare Regulations

The manufacture, sale, lease, and service of medical diagnostic and surgical devices intended for commercial use are subject to extensive governmental regulation by the Food and Drug Administration ("FDA") in the U.S. and by a variety of regulatory agencies in other countries for some of our businesses. Under the Federal Food, Drug, and Cosmetic Act, known as the FD&C Act, manufacturers of medical products and devices must comply with certain regulations governing the design, testing, manufacturing, packaging, servicing, and marketing of medical products. FDA product approvals may be withdrawn or suspended if compliance with regulatory standards is not maintained or if problems occur following initial marketing. We are also subject to a variety of federal, state, and foreign laws which broadly relate to our interactions with healthcare practitioners and other participants in the healthcare system, including, among others, anti-kickback law, and laws regulating the confidentiality of sensitive personal information and the circumstances under which such information may be released and/or collected, such as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and the GDPR.

Anti-Corruption and Anti-Bribery Laws and Regulations

We are subject to the U.S. Foreign Corrupt Practices Act (FCPA) and anti-corruption laws, and similar laws in foreign countries, such as the UK Bribery Act. Any violation of these laws by us or our agents or distributors could create substantial liability for us, subject our officers and directors to personal liability, and cause a loss of reputation in the market. Increased business in higher risk countries could subject us and our officers and directors to increased scrutiny and increased liability. In addition, becoming familiar with and implementing the infrastructure necessary to comply with laws, rules, and regulations applicable to new business activities and mitigating and protecting against corruption risks could be quite costly.

Export Controls and Trade Policies

We are subject to numerous domestic and foreign regulations relating to our operations worldwide. In particular, our sales activities must comply with restrictions relating to the export of controlled technology and sales to denied or sanctioned parties contained in the U.S. Export Administration Regulations, U.S. International Traffic in Arms Regulations (ITAR), and sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (OFAC). Our businesses may also be impacted by additional domestic or foreign trade regulations, including trade restrictions, trade agreements, tariffs (including new, expanded, or retaliatory tariffs), and sanctions.

Environmental Regulations

Our operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges, waste management, and workplace safety. We use, generate, and dispose of hazardous substances and waste in our operations and could be subject to material liabilities relating to the investigation and clean-up of contaminated properties and related claims. We are required to conform our operations and properties to these laws and adapt to regulatory requirements in all countries as these requirements change. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of, or may not be quantifiable, at the time of acquisition. In addition, new laws and regulations, the discovery of previously unknown contamination, or the imposition of new requirements could increase our costs or subject us to new or increased liabilities.

CUSTOMERS

During 2025, no customer accounted for 10% or more of any segment or total Company net revenues.

COMPETITION

Generally, our products and solutions face significant competition, although in certain niche markets there are a limited number of competitors. We believe that we are a leader in most of our markets, and no single company competes with us over a significant number of product lines. Competitors might be large or small in size, often depending on the size of the niche market we serve. We compete primarily on product quality, performance, innovation, technology, price, applications expertise, system and service flexibility, distribution channel access, and customer service capabilities.

INTELLECTUAL PROPERTY

In addition to trade secrets, including unpatented know-how and other intellectual property like software source code, we own or license the rights under numerous patents, trademarks, trade dress, and copyrights relating to certain of our products and businesses. We also employ various methods, including confidentiality and non-disclosure agreements with individuals and companies we do business with, including employees, distributors, representatives, independent contractors, and customers to protect our intellectual property. We believe none of our operating units are substantially dependent on any single item of intellectual property, including a trade secret, patent, trademark, trade dress, or copyright.

HUMAN CAPITAL MANAGEMENT

Roper is a diversified technology company that utilizes a decentralized operating model across our many businesses which serve a diverse set of end markets. Subject to oversight and guidance from Roper executive management, each business operates as an individual unit with its managers empowered to make day-to-day operating decisions, including decisions with respect to human capital management. As a result, apart from guidance with respect to: (i) compliance with legal and regulatory requirements or corporate policies; and (ii) the implementation of business unit leadership compensation and benefit programs provided by corporate management, managers at individual businesses are the primary decision makers with respect to human capital management and development. Though our individual businesses are primarily responsible for these decisions, because of the importance of human capital to our enterprise, we provide guidance and share best practices on key aspects of selection, development, engagement, and excellence of talent within our workforce.

As of December 31, 2025, we employed approximately 19,400 people worldwide on a consolidated basis, of which approximately 13,100 were employed in the U.S. and approximately 6,300 were employed outside of the U.S. Management believes that the Company's employee relations are favorable.

Outside of the U.S., some employees, particularly in Europe, may be represented by an employee representative organization, such as a union, works council, or employee association.

Roper has identified and implemented other human capital priorities, including providing competitive wages and benefits, investing in leadership development, succession planning, performance-based compensation structures that directly align with the Company's long-term value creation strategy, and promoting a holistic work environment where a breadth of perspectives is valued. The Company is committed to seeking talent from a wide range of backgrounds and fostering an inclusive work environment that supports our large global workforce and helps us innovate for our customers. We continue to focus on building a pipeline for talent that creates more opportunities for growth within the Company. Roper's human capital strategy centers on accountability, operating autonomy, and a culture of continuous improvement across its business units.

AVAILABLE INFORMATION

All reports we file electronically with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and our annual proxy statements, as well as any amendments to those reports, are accessible at no cost on our website at www.ropertech.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. These filings are also accessible on the SEC's website at www.sec.gov. Our Corporate Governance Guidelines; the charters of our Audit Committee, Compensation Committee, and Nominating and Governance Committee; and our Code of Ethics (the "Code of Ethics") are also available on our website. Any amendment to the Code of Ethics and any waiver applicable to our directors, executive officers, or senior financial officers will be posted on our website within the time period required by the SEC and Nasdaq. The information posted on our website is not incorporated into this Annual Report or any other filing made by Roper with the SEC.

ITEM 1A | RISK FACTORS

RISKS RELATED TO OUR BUSINESS OPERATIONS

Our growth strategy includes acquisitions. We may not be able to identify suitable acquisition candidates, complete acquisitions, or integrate acquisitions successfully.

Our future rate of growth is highly dependent on our ability to acquire and successfully integrate new businesses. We intend to seek additional acquisition opportunities, both to expand into new markets and to enhance our position in existing markets. There are no assurances, however, that we will be able to successfully identify suitable candidates, negotiate appropriate terms, obtain financing on acceptable terms, complete proposed acquisitions, receive the necessary regulatory approvals (including clearance under the Hart-Scott-Rodino Act in the U.S. and similar antitrust regulations in foreign countries), successfully integrate acquired businesses, or expand into new markets. Once acquired, operations may not achieve anticipated levels of revenues, profitability, or cash flows.

Acquisitions involve risks, including difficulties in the integration of the operations, technologies, services, and products of the acquired companies and the diversion of management's attention from other business concerns. Although our management will endeavor to evaluate the risks inherent in any particular transaction, including but not limited to cybersecurity risks and susceptibility to market disruption from AI or otherwise, there are no assurances that we will properly ascertain all such risks. Acquisitions may involve significant cash expenditures, debt incurrences, equity issuances, and expenses. Difficulties encountered with acquisitions may have a material adverse effect on our business, financial condition, and results of operations.

Our technology is important to our success, and our failure to protect this technology could put us at a competitive disadvantage.

Many of our products and services rely on proprietary technology; therefore, we believe that the development and protection of intellectual property rights through patents, copyrights, trade secrets, trademarks, confidentiality agreements, and other contractual provisions are important to the future success of our business. Despite our efforts to protect proprietary rights, unauthorized parties or competitors may copy or otherwise obtain and use our products or technology, including through misappropriation through contractors or other third parties. Actions to enforce these rights may result in substantial costs and diversion of resources, and we make no assurances that any such actions will be successful, particularly given evolving uncertainty regarding protection and ownership of AI-assisted outputs.

We rely on information and technology, including third-party cloud computing platforms and other third-party business partners, for many of our business operations which could fail and cause disruption to our business operations.

Our business operations are dependent upon information technology networks and systems to securely transmit, process, and store information and to communicate among our locations around the world and with clients, suppliers, and business partners. A shutdown of, or inability to access, one or more of our facilities, a power outage, or a failure of one or more of our information technology, telecommunications, or other systems could significantly impair our ability to perform such functions on a timely basis. Our compliance, cybersecurity and data privacy programs, cybersecurity technology, and risk management cannot eliminate all system risk. Credential compromise and identity-based attacks represent risks, and while we deploy identity threat protection and multi-factor authentication across our enterprise systems, determined attackers may still gain unauthorized access through sophisticated credential theft, session hijacking, social engineering, or privilege escalation techniques. Cybersecurity incidents including ransomware attacks, insider threats, system disruptions, and configuration errors could result in the misappropriation or corruption of data and assets, or disruptions to our business strategy, results of operations, and financial condition, and may require notification to customers and regulators with associated investigation, remediation, and monitoring obligations. These disruptions may include, but are not limited to, interruptions to business operations, loss of intellectual property, release of confidential information, alteration or corruption of data or systems, costs related to remediation or the payment of ransom, litigation (including individual claims, consumer class actions, or commercial litigation), administrative, civil, or criminal investigations or actions, regulatory intervention and sanctions or fines, investigation and remediation costs, and prolonged negative publicity. While we have experienced disruptions, and our Vertafore business was previously subject to litigation regarding the exposure of data which was dismissed, none of these matters had a significant impact on our business.

We rely on business partners such as third-party data centers and cloud platforms, such as Amazon Web Services, Google Cloud Platform, Microsoft Azure, and Oracle Cloud to host certain enterprise and customer systems. Our software development and business operations rely on open-source components, third-party software libraries, and vendor dependencies that could contain undisclosed vulnerabilities, be subject to supply chain attacks, or become unavailable, potentially affecting our products, hosted services, and internal systems. Our ability to monitor such third parties' security measures and the full impact of the systemic risk is limited, and concentration with a limited number of providers increases exposure to outages and pricing changes. If any third-party system or cloud platform that we use is unavailable to us for any reason, our customers may experience service interruptions, which could significantly impact our operations, reputation, business, and financial results. Failure of our systems or those of our third-party service providers, may result in interruptions in our service and loss of data or processing capabilities, all of which may cause a loss in customers, refunds of product fees, and/or material harm to our reputation and operating results. While certain of our businesses have experienced temporary disruptions, their impact has been limited and did not have a significant impact on our businesses.

Global cybersecurity threats are rapidly evolving and attacks to identities, networks, platforms, systems, and endpoints can range from uncoordinated individual attempts to sophisticated and targeted measures known as advanced persistent threats, directed at the Company, its businesses, its customers, and/or its third-party service providers, including, but not limited to, cloud providers and providers of network management services. These may include such things as unauthorized access, phishing attacks, denial of service, insider threats, data exfiltration and extortion, introduction of malware or ransomware, and other disruptive problems caused by threat actors. We face emerging risks from AI-powered attacks, including deepfakes used to impersonate executives or customers, AI-assisted social engineering, prompt injection attempts against AI systems, and data poisoning targeting machine learning models. These sophisticated attack techniques may bypass traditional security controls. Additionally, zero-day vulnerabilities, which are previously unknown security flaws with no available patches, pose risks that cannot be fully mitigated through our standard vulnerability management processes, requiring rapid detection and response capabilities to minimize potential damage. While we have experienced and expect to continue to experience these types of cybersecurity threats and incidents, none of them to date have been material to the Company.

We seek to deploy measures to protect, detect, respond, and recover from cybersecurity threats and incidents, including identity and access controls, employee training, data protection, vulnerability management, incident response, secure product development, continuous monitoring of our networks, platforms, endpoints, and systems, and maintenance of ransomware resilient backup and recovery capabilities. Our customers are increasingly requiring cybersecurity protections and mandating cybersecurity standards in our products and services, and we may incur additional costs to comply with such demands. Despite these efforts, we can make no assurances that we will be able to mitigate, detect, prevent, timely and adequately respond, or fully recover from the negative effects of cybersecurity incidents, and such cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption, or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. The potential consequences of a material cybersecurity incident include financial loss, reputational damage, damage to our IT systems, data loss, litigation, theft of intellectual property, regulatory fines, customer attrition, diminution in the value of our investments in research and development ("R&D"), and increased cybersecurity protection and remediation costs, which may not be fully covered by insurance and could adversely affect our competitiveness and results of operations. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could materially harm our operating results and financial condition.

We use AI in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We are increasingly incorporating AI solutions into our platforms, offerings, services, and operations, and we expect that AI will continue to become a more integral part of our business over time. Our competitors, AI companies, or other third parties may incorporate AI into their products or operations more quickly or successfully than us, or develop superior products and services with the aid of AI, which could impair our ability to compete effectively and adversely affect our results of operations. The rapid pace of AI advancement may make it difficult to maintain competitive advantages, and AI capabilities could quickly become commoditized, reducing our ability to differentiate our offerings. Additionally, we may face challenges in protecting AI-generated innovations as intellectual property protections for AI-created materials remain uncertain in many jurisdictions. Competitors may be able to reverse-engineer or replicate our AI capabilities, and questions regarding ownership of AI-generated content or inventions could create legal uncertainties. Furthermore, if we use AI that is based on data, algorithms, or other inputs that are flawed, or if the AI assists in producing content, analyses, or recommendations that are or are alleged to be deficient, inaccurate, violative of third-party intellectual property, or biased, our business, financial condition, and results of operations may be adversely affected.

We rely on third-party AI platforms and services, including proprietary and open-source large language models and other AI technologies provided by companies such as OpenAI, Anthropic, Google, and Microsoft. These providers may change their terms of service, increase pricing, discontinue services, experience outages, decline to provide certain indemnities, or make changes to their AI models that adversely affect our products or operations. As AI becomes more central to our offerings, our exposure to pricing changes from these providers increases, and we may not be able to pass such cost increases on to our customers. We have limited control over these third-party AI systems and their updates, and any disruption in access to these services could have a significant impact on our business. The use of AI applications may result in cybersecurity incidents that implicate the personal data of end users of such applications. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations. AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand, reputational, or competitive harm, or legal liability.

Product liability, insurance risks, product recalls, and increased insurance costs could harm our operating results.

Our business exposes us to product liability risks in the design, manufacture, and distribution of our products. Manufacturing or design defects could lead to recalls or safety alerts relating to our products (either voluntary or as required by regulatory authorities), and could result, in certain cases, in the removal of a product from the market which could result in significant costs, lost sales and customers, enforcement actions and/or investigations, as well as negative publicity and damage to our reputation. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. We currently have product liability insurance; however, we may not be able to maintain our insurance at a reasonable cost or in amounts sufficient to adequately protect us against losses, and alleged defects or vulnerabilities in products may lead to claims for data loss, business interruption, or privacy violations that may not be fully covered by insurance. We also maintain other insurance policies, including directors' and officers' liability insurance and cybersecurity insurance. We believe we have adequately accrued estimated losses, principally related to deductible amounts under our insurance policies, with respect to all product liability and other claims, based upon our past experience and available facts. However, a successful product liability or other claim or series of claims brought against us could have a material adverse effect on our business, financial condition, and results of operations. In addition, a significant increase in our insurance costs or the imposition of a liability that is not covered by insurance or is in excess of insurance coverage, could have an adverse impact on our operating results.

Our operating results could be adversely affected by a reduction in business with our large customers.

In some of our businesses, we derive a significant amount of revenue from large customers. The loss or reduction of any significant contracts with any of these customers could reduce our net revenues and cash flows. Additionally, many of our products support projects for government entities. In many situations, government entities can unilaterally terminate or modify existing contracts without cause and without penalty to the government agency, and government contracts may be subject to specialized compliance obligations, audits, investigations, and bid processes that can delay awards and increase costs.

Unfavorable changes in foreign exchange rates may harm our business.

Several of our subsidiaries have transactions and balances denominated in currencies other than the U.S. dollar. Most of these transactions and balances are denominated in British pounds, Canadian dollars, or euros. Sales by our operating companies whose functional currency is not the U.S. dollar represented 9% of our total net revenues for both the years ended December 31, 2025 and 2024, respectively. Unfavorable changes in exchange rates between the U.S. dollar and those currencies could reduce our reported net revenues and net earnings.

We face intense competition. If we do not compete effectively, our business may suffer.

We face intense competition from numerous competitors in our various businesses. Our products compete primarily on the basis of product quality, performance, innovation, technology, price, applications expertise, system and service flexibility, distribution channel access, and established customer service capabilities. We may not be able to compete effectively on all of these fronts or with all of our competitors. Moreover, competition may require us to adjust prices to stay competitive. In addition, new competitors may emerge, and product lines may be threatened by new technologies, including AI, or market trends that reduce the value of these product lines. To remain competitive, we must develop new products, respond to new technologies, and enhance our existing products in a timely manner.

Our indebtedness may affect our business and may restrict our operating flexibility.

As of December 31, 2025, our total consolidated debt excluding unamortized debt issuance costs was $9,355.9. In addition, we had approximately $2,644 of undrawn availability under our unsecured revolving credit facility. Subject to restrictions contained in our credit facility, we may incur additional indebtedness in the future, including indebtedness incurred to finance acquisitions.

Our level of indebtedness and the debt servicing costs associated with that indebtedness could have substantial effects on our operations and business strategy. For example, our indebtedness could:

- limit our ability to borrow additional funds;
- limit our ability to complete future acquisitions;
- limit our ability to pay dividends;
- limit our ability to make capital expenditures;
- place us at a competitive disadvantage relative to our competitors, some of which have lower debt service obligations and greater financial resources; and
- increase our vulnerability to general adverse economic and industry conditions.

Our ability to make scheduled principal payments of, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by factors beyond our control. In addition, there can be no assurance that future borrowings or equity financing will be available to us on favorable terms for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, our business, financial condition, and results of operations would be materially adversely affected.

Our credit facility contains covenants requiring us to achieve certain financial and operating results and maintain compliance with a specified financial ratio. Our ability to meet the financial covenants or requirements in our credit facility may be affected by events beyond our control, and we may not be able to satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the financial ratio, tests, or other restrictions contained in our credit facility could result in an event of default under this facility. Upon the occurrence of an event of default under our credit facility, and the expiration of any grace periods, the lenders could elect to declare all amounts outstanding under the facility, together with accrued interest, to be immediately due and payable. If this were to occur, our assets may not be sufficient to fully repay the amounts due under this facility or our other indebtedness.

Our goodwill and other intangible assets are a significant amount of our total assets, and any write-off of our intangible assets would negatively affect our results of operations.

Our total assets reflect substantial intangible assets, primarily goodwill. At December 31, 2025, goodwill totaled $21,341.2 as compared to $19,881.5 of total stockholders' equity, and represented approximately 62% of our total assets of $34,577.0. The goodwill results from our acquisitions, representing the excess purchase price over the fair value of the net identifiable assets acquired. We assess at least annually whether there has been an impairment in the value of our goodwill and other indefinite-lived intangible assets. If future operating performance at one or more of our business units were to fall significantly below current or expected levels, if competing or alternative technologies emerge, if discount rates rise, or if business valuations decline, we could incur a non-cash charge to operating income. Any determination requiring the write-off of a significant portion of goodwill or unamortized intangible assets would negatively affect our results of operations, the effect of which could be material.

We depend on our ability to develop new products and software, and any failure to develop or market new products and software could adversely affect our business.

The future success of our business will depend, in part, on our ability to design and manufacture new competitive products, including the development of software, and to enhance existing product and software offerings, including through the development and deployment of AI. This product development may require substantial internal investment. There can be no assurance that unforeseen problems will not occur with respect to the development, performance, or market acceptance of new technologies, products, or software or that we will otherwise be able to successfully develop and market new products and software. Failure of our product or software offerings to gain market acceptance or our failure to successfully develop and market new products and software could reduce our margins, which would have an adverse effect on our business, financial condition, and results of operations.

Changes in the supply of, or price for, raw materials, parts, and components used in our products, or third-party services used in the delivery of our SaaS solutions could affect our business.

The availability and prices of raw materials, parts, and components are subject to curtailment or change due to, among other things, suppliers' allocations to other purchasers, interruptions in production by suppliers, supply chain delays and disruptions, component shortages, changes in exchange rates, and prevailing price levels. In addition, some of our products are provided by sole source suppliers and our SaaS offerings are increasingly reliant on a limited number of third-party cloud computing platforms, and transitioning to alternative suppliers or platforms may require significant time, redesign, and capital investment, or may not be feasible for certain products or services. Any changes in the supply of, or price for, these parts and components, as well as any increases in commodity prices, or the price and availability of, or any decrease in the reliability of, third-party cloud computing platforms could affect our business, financial condition, and results of operations.

Our non-operating results may be adversely impacted by the performance of Indicor, in which we own a minority interest.

In 2022, we divested a majority equity stake in our industrial businesses to CD&R and retained a minority equity interest in the new parent entity, Indicor. Although we have certain limited consent, board representation, and other governance rights under existing contractual arrangements, we are a minority owner of Indicor and do not control its management, its policies, or the operation of its business, and have no further funding requirements associated with our investment. As a result, our ability to realize the ultimate anticipated benefits of the transaction depends upon the operation and management of Indicor by CD&R and the Indicor management team. In addition, Indicor is an industrial company that is subject to risks that are different than the risks associated with our existing businesses. Many of these risks are outside of CD&R's or Indicor's control and could materially impact Indicor's business, financial condition, and results of operations. Moreover, CD&R may have economic or other business interests that are inconsistent with ours, and we may be unable to prevent strategic decisions that may adversely affect the value of our investment in Indicor. We have applied the fair value option to value our equity investment in Indicor. The assessment of fair value requires significant judgments to be made. Although we believe that our judgments and assumptions are reasonable, changes in estimates or the application of alternative assumptions could produce significantly different results. In the event of a decrease in fair value, we would incur a non-cash charge within non-operating income with a corresponding reduction in the balance of our equity investment. See Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information on this equity investment.

Divestitures or other dispositions could negatively impact our business.

Divestitures pose risks and challenges that could negatively impact our business. For example, when we decide to sell or otherwise dispose of a business or assets, we may be unable to do so on satisfactory terms within our anticipated timeframe or at all, and even after reaching a definitive agreement to sell or dispose of a business, the sale is typically subject to the satisfaction of pre-closing conditions which may not become satisfied. The consummation of any divestiture can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified divestitures. They may also cause diversion of management time and focus away from operating our business. In addition, divestitures or other dispositions may have other adverse financial and accounting impacts, and disputes may arise with buyers or with partners in businesses in which we own a minority interest that could be difficult or costly to resolve.

RISKS RELATED TO GOVERNMENT REGULATIONS

Regulation of privacy and data security may adversely affect sales of our products and services and result in increased compliance costs.

There has been, and likely will continue to be, increased regulation with respect to the collection, use, and handling of an individual's personal and financial information. Regulatory authorities around the world have passed or are considering legislative and regulatory proposals concerning data protection, privacy, and data security. In the U.S., a growing number of states have individually passed comprehensive privacy legislation in directly regulating the collection, use, and sharing of personal information. In addition, there has been an increased focus on industry-specific privacy laws, including in the housing, financial, healthcare, and educational sectors. These statutes and regulations create civil penalties for violations, and in the case of California and some sector-specific laws, create a limited private right of action for data breaches that increase the risk of data breach litigation. Absent a preemptive Federal privacy law, as more states pass privacy legislation, there is a strong possibility that we will be required to comply with a patchwork of inconsistent privacy regulations.

Globally, personal information collected within the European Union and the United Kingdom remains subject to the GDPR, which is a UK and European Union-wide legal framework that governs data collection, use, and sharing of an individual's personal data and creates a range of consumer privacy rights. GDPR provides significant penalties for non-compliance (up to 4% of global annual revenue) and EU data protection authorities have already issued significant fines. Canada (Quebec) has also significantly updated its privacy laws.

The interpretation and application of consumer and data protection laws and industry standards in the U.S., Europe, and elsewhere can be uncertain and currently is in flux, including standards that may require contractual updates, technical safeguards, and other measures. Cloud-based solutions may be subject to further regulations, such as the EU Data Act, including data localization requirements, restrictions on long-term contracts, and other restrictions limiting the international transfer of data. The operational and cost impact of these cannot be fully known at this time. In addition to the possibility of fines, the application of these existing laws in a manner inconsistent with our current data and privacy practices requires that we change our data and privacy practices, which could have an adverse effect on our business and results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Also, any new law or regulation imposing greater fees or taxes or restriction on the collection, use, or transfer of information or data internationally or over the Internet, could result in a decline in the use of our products and services and adversely affect our sales and results of operations. Finally, as we increasingly provide technological solutions, our customers and regulators will expect that we can demonstrate compliance with current data privacy and security regulations as well as new industry-developed standards, and our inability to do so may adversely impact sales of our solutions and services to certain customers. This is particularly true for customers in highly-regulated industries, such as the healthcare industry and government contractors, and could result in regulatory actions, fines, and legal proceedings as well as negative impacts to our brand, reputation, and business.

Regulation limiting or controlling the use of AI may restrict our ability to use AI, our ability to create new products, and create increased compliance costs.

We are subject to an evolving landscape of laws and regulations governing the use of AI. The EU AI Act classifies AI systems by risk level and may prohibit certain high-risk applications, requiring significant change to product design, documentation, governance processes, and risk management practices to achieve compliance. In the U.S., several states, including Colorado and California, have enacted or are considering AI-specific regulations addressing transparency, bias, and accountability, particularly in the housing and employment fields. Regulatory uncertainty regarding how these laws will be interpreted and enforced creates additional compliance challenges, and may cause us to modify our data handling and compliance practices, limit our ability to use certain data to support our products or product development efforts, hinder our customers' ability to adopt or continue to use our products, or require us to cease offering or using certain AI-enabled features or services in particular jurisdictions.

Expectations relating to sustainability considerations expose the Company to potential liabilities, increased costs, reputational harm, and other adverse effects on the Company's business.

Many governments, regulators, investors, employees, customers, and other stakeholders are focused on environmental, social, governance, and other sustainability considerations relating to businesses, including climate change and greenhouse gas emissions, human capital, and diversity. The Company makes statements about sustainability goals and initiatives through information provided on its website, press statements, and other communications, including through its annual sustainability report. Responding to these sustainability considerations and implementation of these goals and initiatives involves risks and uncertainties, including those described under "Information About Forward-Looking Statements," requires investments, and is impacted by factors that may be outside of the Company's control. In addition, some stakeholders may disagree with the Company's goals and initiatives and the focus of stakeholders may change and evolve over time. Stakeholders also may have very different views on where focus on sustainability topics should be placed, including differing views of regulators in various jurisdictions in which we operate. Any failure, or perceived failure, by the Company to achieve its goals, further its initiatives, adhere to its public statements, comply with federal, state, or international sustainability laws and regulations, or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against the Company and materially adversely affect the Company's business, reputation, results of operations, financial condition, and stock price.

RISKS RELATED TO ECONOMIC AND POLITICAL CONDITIONS

Economic, political, and other risks associated with our international operations could adversely affect our business.

For the year ended December 31, 2025, 13% of our net revenues were generated from customers outside of the U.S. and 9% of our long-lived assets, excluding goodwill and other intangibles, were attributable to operations outside of the U.S. We expect our international operations to contribute materially to our business for the foreseeable future. Our international operations are subject to varying degrees of risk inherent in doing business outside of the U.S. including, without limitation, the following:

- adverse changes in a specific country's or region's political or economic conditions, particularly in emerging markets;
- oil price volatility;
- trade protection measures, tariffs, and import or export requirements, including volatility and uncertainty about what actions may be taken by governments with respect to tariffs or trade relations, what products may be subject to such actions, and what actions may be taken by foreign countries in retaliation to proposed or imposed U.S. tariffs;
- subsidies or increased access to capital for firms that are currently, or may emerge as, competitors in countries in which we have operations;
- potentially negative consequences from changes in tax laws;
- difficulty in staffing and managing widespread operations;
- differing labor regulations;
- differing protection of intellectual property; and
- differing and unexpected changes in regulatory requirements, including any measures implemented to address AI, data privacy, cybersecurity, and impacts of climate change.

Any business disruptions due to political instability, armed hostilities, incidents of terrorism, incidents of directed cyberattacks, public health crises, or extreme weather events or other natural disasters could adversely impact our financial performance.

If terrorist activity, armed conflicts, directed cyberattacks, political instability, public health crises, such as epidemics or pandemics, or extreme weather events or other natural disasters occur in the U.S. or other locations, such events may negatively impact our operations, cause general economic conditions to deteriorate, or cause demand for our products to decline. A prolonged economic slowdown or recession could reduce the demand for our products, and therefore, negatively affect our future sales and profits. Any of these events could have a significant impact on our business, financial condition, or results of operations.

Political and geopolitical conditions can adversely affect our business.

Political and geopolitical conditions in the markets in which our products and services are sold have been and could continue to be difficult to predict, resulting in adverse effects on our business. The results of elections, geopolitical events and tensions, and wars and other military conflicts (such as the ongoing conflicts in Ukraine and the Middle East) in these markets have in the past impacted and could continue to impact how existing laws, regulations and government programs or policies are implemented or result in uncertainty as to how such laws, regulations, programs or policies may change, including with respect to the negotiation of new trade agreements, new, expanded or retaliatory tariffs against certain countries or covering certain products or materials (including recent U.S. tariffs imposed or threatened to be imposed on China, Canada, Mexico, the UK, and other countries and any retaliatory actions taken by such countries). Changes in political administrations or government shutdowns in the U.S. or elsewhere may lead to variability in, or reallocation of, government spending priorities, or a reduction or delay in government spending, which has had, and could continue to have an adverse impact on our businesses that serve governmental entities or governmental contractors. In addition, certain geopolitical events have resulted in and could continue to result in, among other things, cyberattacks, supply disruptions, lower consumer demand, increases in global economic uncertainty, changes to foreign exchange rates and financial markets, and expanded regulatory sanctions and export controls, any of which may adversely affect our business and supply chain.

GENERAL RISK FACTORS

The potential insolvency or financial distress of third parties could adversely impact our business and results of operations.

We are exposed to the risk that third parties to various arrangements who owe us money or goods and services, or who purchase goods and services from us, will not be able to perform their obligations or continue to place orders due to insolvency or financial distress. If third parties fail to perform their obligations under arrangements with us, we may be forced to replace the underlying commitments at current or above-market prices or on other terms that are less favorable to us. In such events, we may incur losses, or our results of operations, financial condition, or liquidity could otherwise be adversely affected.

Changes to our executive leadership team and any future loss of members of such team, and the resulting management transitions, could harm our operating results.

We have experienced significant changes to our executive leadership team in the past and may do so in the future. Leadership transitions and changes can be inherently difficult to manage and may cause uncertainty or disruption to our business or may increase the likelihood of turnover in key leadership positions. If we cannot effectively manage leadership transitions and changes, it could make it more difficult to successfully operate our business.

Legal proceedings to which we are, or may be, a party may adversely affect us.

We are currently, and may in the future become, subject to legal proceedings and commercial or contractual disputes. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes with our suppliers or customers, intellectual property matters, data privacy matters, third-party liability, including product liability claims, and employment claims.

A downgrade in the ratings of our debt could restrict our ability to access the debt capital markets and increase our interest costs.

Unfavorable changes in the ratings that rating agencies assign to our debt may ultimately negatively impact our access to the debt capital markets and increase the costs we incur to borrow funds. Additionally, our credit agreement includes increases in interest rates if the ratings for our debt are downgraded. Furthermore, an increase in the level of our indebtedness may increase our vulnerability to adverse general economic and industry conditions and may affect our ability to obtain additional financing.

ITEM 1B | UNRESOLVED STAFF COMMENTS

None.

ITEM 1C | CYBERSECURITY

Roper's Cybersecurity Program

Roper maintains a global Cybersecurity Program supervised by the Vice President of Cybersecurity that outlines required cybersecurity controls for all Roper businesses. Given the decentralized nature of Roper's operating model, day-to-day management and implementation of the Cybersecurity Program and deployment of the program's cybersecurity controls are managed locally by each of Roper's 29 business units, including localized information security management. In addition, because Roper's businesses generally operate independently and maintain separate infrastructure and systems, we believe the risk of an enterprise-wide cybersecurity incident is somewhat reduced. While cybersecurity technologies and implementation may differ based on the needs and risk profile of each individual business, Roper has also implemented cybersecurity tools and managed services to centrally monitor certain aspects of the Cybersecurity Program.

Roper performs cybersecurity risk assessments to assess compliance with mandated cybersecurity controls and to assess the likelihood and impact magnitude of specific cyberattacks. Cybersecurity risk assessments are periodically performed to assess internal compliance with cybersecurity strategy and the implementation of cybersecurity controls. Cybersecurity assessments are also performed for acquisitions and periodically for our businesses through independent testing and remediation validation to validate cybersecurity control implementation. Areas identified for enhancement and improvement are monitored and tracked to remediation by the Roper cybersecurity team, including the Vice President of Cybersecurity. In 2025, Roper engaged a third party to assess its cybersecurity program. The results of the assessment largely aligned with those of the Company's own assessment, and the Roper cybersecurity team has implemented the suggested enhancements. Cybersecurity risk is also addressed in, and monitored by, the Company's enterprise risk management program.

The Cybersecurity Program includes controls designed to oversee and identify risks from cybersecurity threats associated with third parties as they are leveraged by Roper's businesses in their respective software code development processes or for other purposes that require third-party access to critical infrastructure. The controls include, as appropriate, regularly assessing management of access controls and the cybersecurity risks posed by third parties and their supply chains, and the security posture of open-source components and software dependencies used in our products and operations. Roper conducts annual cybersecurity risk assessments for all enterprise-wide systems and cloud service providers, as well as critical enterprise systems.

Roper deploys cybersecurity practices and tools across all of its businesses designed to protect data, maintain resilient operations, and limit the impact of cybercrime. We deploy a managed detection and response solution across all of our business units and our corporate infrastructure that is designed to address the detection, response, and remediation effectiveness for cybersecurity threats. This solution is intended to provide real-time visibility of the endpoint footprint across the enterprise, including patch management and vulnerabilities, device encryption, and cybersecurity threats and detections. Additionally, this solution is designed to provide real-time monitoring of identity-based attacks, emerging AI-powered threats, as well as monitoring of the deep, dark, and social webs for cybersecurity threats targeting Roper's businesses.

We maintain a centralized incident response process with a third-party forensic partner on retainer. In addition, we have cybersecurity insurance policies in place. Roper maintains a Cybersecurity Incident Response Plan ("CSIRP"), which requires each Roper business to designate a Cybersecurity Incident Response Team that is responsible for receiving, reviewing, and responding to cybersecurity incident reports and activities. Cybersecurity incidents are required to be promptly reported to the Roper cybersecurity team, who then monitors such incidents through their resolution. We work on security awareness with our employees throughout the year with annual cybersecurity training and monthly simulated phishing campaigns to better identify and report unusual behavior and to mitigate the likelihood and impact of possible cybersecurity incidents.

Cybersecurity Governance

The Cybersecurity Program is supervised by Roper's Vice President of Cybersecurity, who has related experience including cybersecurity, IT, cloud, and security compliance. The Vice President of Cybersecurity has obtained a B.S. in Management Information Systems, a Master's in Business Administration, and a Master's in Management Information Systems. She also maintains the following industry cybersecurity certifications: CISA, CISSP, GSEC, GCED, GSA, and a Boardroom Certified Qualified Technology Expert (QTE).

Our Board of Directors (the "Board") has not delegated responsibility for cybersecurity matters to a committee. Rather, the Board believes that due to the importance and continually evolving nature of risks from cybersecurity threats, all members of the Board should participate in the oversight of these topics. As a result, management briefs the Board on cybersecurity matters during regularly scheduled Board meetings. The Audit Committee also receives briefings on cybersecurity matters and related risks from the Vice President of Audit Services and Chief Compliance Officer, who monitors these matters pursuant to the Company's enterprise risk management program.

Roper has also established a Cyber Disclosure Committee chaired by the Vice President of Cybersecurity to track and evaluate potentially material cybersecurity incidents and to assess their potential impact on the organization. This process builds upon the CSIRP and provides a framework for Roper management to monitor potentially material cybersecurity incidents. The Cyber Disclosure Committee reports its activities and findings, as appropriate, to the Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, and General Counsel, and, if appropriate, to the Board of Directors.

Although we have experienced cybersecurity incidents, these incidents have not materially affected Roper, including its business strategy, results of operations, or financial condition. See "Item 1A. Risk Factors, We rely on information and technology, including third-party cloud computing platforms and other third-party business partners, for many of our business operations which could fail and cause disruption to our business operations." above for more information. While we work to maintain our Cybersecurity Program, there can be no assurance that such actions will be sufficient to prevent cybersecurity incidents or mitigate all risks from cybersecurity threats or potential risks to such systems, networks, and data or those of our third-party providers.

ITEM 2 | PROPERTIES

Our corporate offices, consisting of 42,000 square feet of leased space, are located at 6496 University Parkway, Sarasota, Florida. As of December 31, 2025, we leased facilities throughout the U.S. and in various locations internationally, including North America, Europe, and Asia-Pacific. Additionally, we owned one property in the U.S. as of December 31, 2025. We consider our facilities to be in good operating condition and adequate for their present use and believe we have sufficient capacity to meet our anticipated operating requirements.

ITEM 3 | LEGAL PROCEEDINGS

Information pertaining to legal proceedings can be found in Note 13 to the Consolidated Financial Statements included in this Annual Report, and is incorporated by reference herein.

ITEM 4 | MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Pursuant to General Instruction G(3) of Form 10-K, the following list of executive officers of the Company as of February 24, 2026 is included as an unnumbered Item in Part I of this report in lieu of being included in the Company's Proxy Statement relating to the 2026 Annual Meeting of Shareholders.

L. Neil Hunn, 53, has served as President and Chief Executive Officer since August 2018. He previously served as Executive Vice President and Chief Operating Officer from 2017 to 2018. Mr. Hunn also served as Group Vice President of Roper's medical segment from 2011 to 2018 and helped drive significant growth in the Company's medical technology and application software businesses. In addition to his operating responsibilities at Roper, Mr. Hunn led the execution of the majority of the Company's capital deployment since joining Roper. Prior to joining Roper, Mr. Hunn served 10 years as Executive Vice President and Chief Financial Officer at MedAssets, Inc., an Atlanta-based SaaS company, and as President of its revenue cycle technology businesses. He successfully led MedAssets' initial public offering and the execution of several M&A transactions. Mr. Hunn also held roles at CMGI, an incubator of internet businesses, and Parthenon Group, a strategy consulting firm. Mr. Hunn has been a director of Deere & Company, a global leader in the delivery of agricultural, construction, and forestry equipment, since 2023.

Jason P. Conley, 50, has served as Executive Vice President and Chief Financial Officer since February 2023. Prior thereto, he served as Vice President and Chief Accounting Officer from 2021 to February 2023 and as Vice President and Controller from 2017 to 2021. He previously served as the Chief Financial Officer at Managed Health Care Associates, a Roper subsidiary, from 2013 to 2017. He also led the financial planning and investor relations activities for Roper from 2006 to 2013. Before joining Roper, Mr. Conley served in various finance and accounting leadership roles at Honeywell International and Deloitte. Mr. Conley has been a director of KLA Corporation, an industry-leading developer of equipment and services for the semiconductor and nanoelectronics industries, since 2025.

John K. Stipancich, 57, has served as Executive Vice President, General Counsel and Corporate Secretary since 2018 and as Vice President, General Counsel and Corporate Secretary from 2016 to 2018. Prior to joining Roper, Mr. Stipancich was with Newell Brands Inc., a consumer products company, from 2004 to May of 2016. At Newell Brands he served as Executive Vice President and Chief Financial Officer from 2015 to 2016. Prior thereto, he served in a number of leadership roles at Newell Brands including General Counsel and Corporate Secretary, and Executive Leader of its operations in Europe, the Middle East, and Africa. Prior to his twelve years at Newell Brands, Mr. Stipancich served as Executive Vice President, General Counsel and Corporate Secretary for Evenflo Company and Assistant General Counsel for Borden, both KKR portfolio companies at the time. He started his legal career in the Cleveland office of the international law firm Squire Patton Boggs. Mr. Stipancich has been a director of Mativ Holdings, Inc., a global leader in specialty materials, since 2024.

ITEM 5 | MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on Nasdaq under the symbol "ROP." Based on information available to us and our transfer agent, there were approximately 558 record holders of our common stock as of February 20, 2026.

Dividends—We have declared a cash dividend in each quarter since our February 1992 initial public offering and we have annually increased our dividend rate since our initial public offering. In November 2025, our Board of Directors increased the quarterly dividend paid January 16, 2026 to $0.91 per share from $0.825 per share, an increase of 10%. This is the thirty-third consecutive year in which the Company has increased its dividend. The timing, declaration, and payment of future dividends will be at the sole discretion of our Board of Directors and will depend upon our profitability, cash flows, financial condition, capital needs, future prospects, and other factors deemed relevant by our Board of Directors.

Performance Graph—This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares, for the five year period ended December 31, 2025, the cumulative total stockholder return for our common stock, the Standard & Poor's 500 Stock Index (the "S&P 500"), and the Standard & Poor's 500 Information Technology Index (the "S&P 500 IT"). Measurement points are the last trading day of each of our fiscal years ended December 31, 2020, 2021, 2022, 2023, 2024, and 2025. The graph assumes that $100.00 was invested on December 31, 2020 in our common stock, the S&P 500, and the S&P 500 IT and assumes the reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Roper Technologies, Inc.	$100.00	$114.68	$101.33	$128.61	$123.32	$106.25
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
S&P 500 IT	100.00	134.53	96.60	152.48	208.30	258.38



The information set forth in Item 12 under the heading "Securities Authorized for Issuance under Equity Compensation Plans" is incorporated herein by reference.

ISSUER PURCHASES OF EQUITY SECURITIES

In October 2025, our Board of Directors approved a share repurchase program for the repurchase of up to $3,000.0 of our common stock. The repurchase program, announced on October 23, 2025, does not have a fixed expiration date, does not obligate the Company to acquire any specific number of shares, and may be suspended at any time at the Company's discretion. Under the program, shares may be repurchased through open market purchases or privately negotiated transactions, including under plans complying with Rule 10b5-1 under the Exchange Act.

Share repurchases for the three months ended December 31, 2025 were as follows (amounts in millions, except for average price paid per share):

Period	Total Number of Shares Purchased	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program
October 1, 2025–October 31, 2025	—	$ —	—	$3,000.0
November 1, 2025–November 30, 2025	0.763	$446.04	0.763	$ 2,659.4
December 1, 2025–December 31, 2025	0.358	$445.50	0.358	$2,500.0
Total	1.121		1.121	

[1] Average price paid per share excludes broker commissions, and excise tax required by the Inflation Reduction Act of 2022, as amended.

ITEM 6 | [RESERVED]

ITEM 7 | MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

AMOUNTS ARE IN MILLIONS UNLESS SPECIFIED, EXCEPT PER SHARE DATA

This item generally discusses our 2025 results compared to our 2024 results. Discussions of our 2024 results compared to our 2023 results can be found within Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024.

OVERVIEW

Roper Technologies, Inc. ("Roper," the "Company," "we," "our," or "us") is a diversified technology company. Roper has a proven, long-term, successful track record of compounding cash flow and increasing shareholder value. We operate market leading businesses that design and develop vertical software and technology enabled products for a variety of defensible niche markets.

We pursue consistent and sustainable growth in revenue, earnings, and cash flow by enabling continuous improvement in the operating performance of our existing businesses and by acquiring businesses that offer high value-added software, services, technology-enabled products, and solutions that we believe are capable of realizing growth while maintaining high margins.

In November 2022, Roper completed the divestiture of a majority equity stake in its industrial businesses, including its entire historical Process Technologies reportable segment and the industrial businesses within its historical Measurement & Analytical Solutions reportable segment (collectively "Indicor"), to CD&R. Following the sale of the majority equity stake, Roper retained a minority equity interest in Indicor. See Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding Roper's minority equity interest in Indicor.

The financial results of Indicor are reported as discontinued operations for all periods presented. Unless otherwise noted, discussion within Management's Discussion and Analysis of Financial Condition and Results of Operations relates to continuing operations.

SEGMENT REPORTING

Roper's segment reporting structure is based on business model and delivery of performance obligations. The three reportable segments are as follows:

Application Software—Aderant, CentralReach, Clinisys, Data Innovations, Deltek, Frontline, IntelliTrans, PowerPlan, Procare, Strata, Transact/CBORD, and Vertafore;

Network Software—ConstructConnect, DAT, Foundry, iPipeline, iTradeNetwork, MHA, SHP, SoftWriters, and Subsplash;

Technology Enabled Products—CIVCO Medical Solutions, FMI, Inovonics, IPA, Neptune, Northern Digital, rf IDEAS, and Verathon.

Financial information about our reportable segments is presented in Note 14 of the Notes to Consolidated Financial Statements included in this Annual Report.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our Consolidated Financial Statements are prepared in conformity with generally accepted accounting principles in the United States ("GAAP"). A discussion of our significant accounting policies can also be found in the Notes to Consolidated Financial Statements for the year ended December 31, 2025 included in this Annual Report.

GAAP offers acceptable alternative methods for accounting for certain issues affecting our financial results, such as determining inventory cost, depreciating long-lived assets, and recognizing revenue. Other than the changes during 2023 as further described in Note 9 of our Notes to Consolidated Financial Statements with respect to the methodology used to value our equity investment in Indicor, we have not changed the application of acceptable accounting methods or the significant estimates affecting the application of these principles in the last three years in a manner that had a material effect on our Consolidated Financial Statements.

The preparation of financial statements in accordance with GAAP requires the use of estimates, assumptions, judgments, and interpretations that can affect the reported amounts of assets, liabilities, revenues and expenses, the disclosure of contingent assets and liabilities, and other supplemental disclosures.

The development of accounting estimates is the responsibility of our management. Our management discusses those areas that require significant judgments with the Audit Committee of our Board of Directors. The Audit Committee has reviewed all financial disclosures in our annual filings with the SEC. Although we believe the positions we have taken with regard to uncertainties are reasonable, others might reach different conclusions and our positions can change over time as more information becomes available. If an accounting estimate changes, its effects are accounted for prospectively or through a cumulative catch-up adjustment.

Our most significant accounting uncertainties are encountered in the areas of income taxes, valuation of other intangible assets, goodwill and other indefinite-lived intangibles impairment analyses, and valuation of our equity investment in Indicor. Estimates are considered to be significant if they meet both of the following criteria: (1) the estimate requires assumptions about matters that are uncertain at the time the estimate is made, and (2) changes in the estimate are reasonably likely to have a material financial impact from period-to-period.

Income taxes can be affected by estimates of whether and within which jurisdictions future earnings will occur and if, how, and when cash is repatriated to the U.S., combined with other aspects of an overall income tax strategy. Additionally, taxing jurisdictions could retroactively disagree with our tax treatment of certain items, and some historical transactions have income tax effects going forward. Accounting rules require these future effects to be evaluated using current laws, rules and regulations, each of which can change at any time and in an unpredictable manner. If there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or if the tax law changes are unfavorable, there could be a resulting increase to income tax expense and the effective tax rate.

Our 2025 effective income tax rate was 20.6% and our 2024 effective income tax rate was 21.2%. We expect the effective tax rate for 2026 to be approximately 21% to 22%.

We account for goodwill in a purchase business combination as the excess purchase price over the fair value of the net identifiable assets acquired. Goodwill, which is not amortized, is tested for impairment on an annual basis in conjunction with our annual forecast process during the fourth quarter (or an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value).

When testing goodwill for impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If we elect to perform a qualitative assessment and determine that an impairment is more likely than not, we are then required to perform the quantitative impairment test; otherwise, no further analysis is required. Under the qualitative assessment, we consider various qualitative factors, including macroeconomic conditions, relevant industry and market trends, cost factors, overall financial performance, other entity-specific events, and events affecting the reporting unit that could indicate a potential change in the fair value of our reporting unit or the composition of its carrying value. We also consider the specific future outlook for the reporting unit.

We also may elect not to perform the qualitative assessment and, instead, proceed directly to the quantitative impairment test. The quantitative assessment utilizes the equal weighting of both an income approach (discounted cash flow) and a market approach (consisting of a comparable public company earnings multiples methodology) to estimate the fair value of a reporting unit. To determine the reasonableness of the estimated fair values, we review the assumptions to ensure that neither the income approach nor the market approach provides significantly different valuations. If the estimated fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the estimated fair value, a non-cash impairment loss is recognized in the amount of that excess.

Key assumptions used in the income and market approaches are updated when the analysis is performed for each reporting unit. The assumptions that have the most significant effect on the fair value calculations are the projected revenue growth rates, future operating margins, discount rates, terminal values, and earnings multiples. While we use reasonable and timely information to prepare our cash flow and discount rate assumptions, actual future cash flows or market conditions could differ significantly and could result in future non-cash impairment charges related to recorded goodwill balances.

Recently acquired reporting units generally represent a higher inherent risk of impairment, which typically decreases as the businesses are integrated into our enterprise. Negative industry or economic trends, disruptions to our business, actual results significantly below projections, unexpected significant changes or planned changes in the use of the assets, divestitures, and market capitalization declines may have a negative effect on the fair value of our reporting units.

As of the annual impairment test, Roper has 25 reporting units with individual goodwill amounts ranging from $17.5 to $3,371.9. In 2025, the Company performed its annual impairment test in the fourth quarter for all reporting units. The Company conducted its analysis qualitatively and assessed whether it was more likely than not that the respective fair values of these reporting units were less than their carrying amounts. The Company determined that impairment of goodwill was not likely in any of its reporting units and thus was not required to perform a quantitative assessment for these reporting units as of October 1, 2025.

Trade names that are determined to have an indefinite useful economic life are not amortized, but separately tested for impairment during the fourth quarter of the fiscal year or on an interim basis if an event occurs that indicates the fair value is more likely than not below the carrying value. We first qualitatively assess whether the existence of events or circumstances leads to a determination that it is more likely than not that the estimated fair value of the indefinite-lived trade name is less than its carrying amount. If necessary, we conduct a quantitative assessment using the relief-from-royalty method, which we believe to be an acceptable methodology due to its common use by valuation specialists in determining the fair value of intangible assets. This methodology assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of these assets. The assumptions that have the most significant effect on the fair value calculations are the royalty rates, projected revenue growth rates, discount rates, and terminal values. Each royalty rate is determined based on the profitability of the trade name to which it relates and observed market royalty rates. Revenue growth rates are determined after considering current and future economic conditions, recent sales trends, discussions with customers, planned timing of new product launches, or other variables. Trade names resulting from recent acquisitions generally represent the highest risk of impairment, which typically decreases as the businesses are integrated into our enterprise.

The assessment of fair value for impairment purposes requires significant judgments to be made by management. Although our forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management uses to operate the underlying businesses, there is significant judgment applied in determining the expected results attributable to the businesses and/or reporting units. Changes in estimates or the application of alternative assumptions could produce significantly different results.

The most significant identifiable intangible assets with definite useful economic lives recognized from our acquisitions are customer relationships. The fair value for customer relationships is determined as of the acquisition date using the excess earnings method. Under this methodology the fair value is determined based on the estimated future after-tax cash flows arising from the acquired customer relationships over their estimated useful lives after considering customer attrition and contributory asset charges. The assumptions that have the most significant effect on the fair value calculations are the customer attrition rates, projected customer revenue growth rates, margins, contributory asset charges, and discount rates. When testing customer relationship intangible assets for potential impairment, management considers historical customer attrition rates and projected revenues and profitability related to customers that existed at acquisition. In evaluating the amortizable life for customer relationship intangible assets, management considers historical customer attrition patterns.

We evaluate whether there has been an impairment of identifiable intangible assets with definite useful economic lives, or of the remaining life of such assets, when certain indicators of impairment are present. In the event that facts and circumstances indicate that the cost or remaining period of amortization of any asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future gross, undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair value or a revision in the remaining amortization period is required.

As of December 31, 2025 and 2024, Roper held a 43.8% and 45.5% minority equity interest in Indicor Equity, LLC, respectively. This equity interest provides us with the ability to exercise significant influence, but not control, over the investee. We elected to apply the fair value option as we believe this is the most reasonable method to value this equity investment. This investment is classified within Level 3 of the fair value hierarchy as valuation of the investment reflects management's estimate of assumptions that market participants would use in pricing the equity interest. Any changes to the valuation estimates or assumptions, as described further in Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report, could produce significantly different results. The fair value of our equity investment in Indicor is estimated on a quarterly basis and the change in fair value is reported as a component of "Equity investments gain, net" in our Consolidated Statements of Earnings.

RESULTS OF CONTINUING OPERATIONS

ALL CURRENCY AMOUNTS ARE IN MILLIONS UNLESS SPECIFIED, PERCENTAGES ARE OF NET REVENUES

Percentages may not sum due to rounding.

The following table sets forth selected information for the years indicated:

	Year ended December 31,		
	2025	2024	2023
Net revenues:			
Application Software[1]	$4,483.0	$3,868.3	$3,186.9
Network Software[2]	1,600.8	1,475.6	1,439.4
Technology Enabled Products[3]	1,818.7	1,695.3	1,551.5
Total	$7,902.5	$7,039.2	$6,177.8
Gross margin:			
Application Software	68.5%	68.4%	68.9%
Network Software	84.1%	85.0%	85.1%
Technology Enabled Products	58.1%	57.6%	57.1%
Total	69.2%	69.3%	69.7%
Selling, general and administrative expenses:			
Application Software	(41.6)%	(42.0)%	(43.1)%
Network Software	(40.6)%	(39.9)%	(41.2)%
Technology Enabled Products	(23.6)%	(23.7)%	(23.7)%
Total	(37.3)%	(37.1)%	(37.8)%
Segment operating margin:			
Application Software	26.8%	26.5%	25.8%
Network Software	43.5%	45.2%	43.9%
Technology Enabled Products	34.5%	33.9%	33.4%
Total	32.0%	32.2%	31.9%
Corporate administrative expenses[4]	(3.7)%	(3.8)%	(3.7)%
Income from operations	28.3%	28.4%	28.2%
Interest expense, net	(4.1)%	(3.7)%	(2.7)%
Equity investments gain, net	0.3%	3.3%	2.7%
Other income (expense), net	—%	(0.1)%	—%
Earnings before income taxes	24.5%	27.9%	28.2%
Income taxes	(5.1)%	(5.9)%	(6.1)%
Net earnings from continuing operations	19.4%	22.0%	22.2%

[1] Includes results from the acquisitions of Promium, L.L.C. from May 2, 2023, Syntellis from August 7, 2023, Replicon Inc. from August 21, 2023, ProPricer from December 26, 2023, Procare from February 26, 2024, Transact from August 20, 2024, Surefyre, Inc. from November 4, 2024, CentralReach from April 23, 2025, Orchard Software from July 28, 2025, HerculesAI from August 8, 2025, Spectrum AI, Inc. from August 15, 2025, and Valuation Pricing Director Limited from October 23, 2025.

[2] Includes results from the acquisitions of Trucker Tools, LLC from December 17, 2024, Outgo from May 15, 2025, Subsplash from July 25, 2025, and Convoy from July 30, 2025.

[3] Includes results from the acquisition of Muni-Link from February 19, 2025.

[4] Includes unallocated corporate general and administrative expenses and enterprise-wide stock-based compensation.

YEAR ENDED DECEMBER 31, 2025 COMPARED TO THE YEAR ENDED DECEMBER 31, 2024

Net revenues for the year ended December 31, 2025 were $7,902.5 as compared to $7,039.2 for the year ended December 31, 2024, an increase of 12.3%. The components of revenue growth for the year ended December 31, 2025 were as follows:

	Application Software	Network Software	Technology Enabled Products	Roper
Total Revenue Growth	15.9 %	8.5 %	7.3 %	12.3 %
Less Impact of:				
Acquisitions	10.2	4.4	0.8	6.7
Foreign Exchange	0.3	—	—	0.2
Organic Revenue Growth	5.4 %	4.1 %	6.5 %	5.4 %

In our Application Software segment, net revenues grew 15.9% to $4,483.0 for the year ended December 31, 2025 as compared to $3,868.3 for the year ended December 31, 2024, led by acquisition contribution from Transact and CentralReach. The growth of 5.4% in organic revenues was broad-based across the segment led by our businesses serving the acute healthcare, property and casualty insurance, and legal markets, partially offset by a decrease in organic non-recurring revenue driven primarily by our business serving the government contracting market. Gross margin increased slightly to 68.5% for the year ended December 31, 2025 as compared to 68.4% for the year ended December 31, 2024, due primarily to improved leverage on higher organic revenues, which was offset by a lower gross margin profile associated with the higher payments revenue mix at Transact. Selling, general and administrative ("SG&A") expenses as a percentage of net revenues improved to 41.6% in the year ended December 31, 2025 as compared to 42.0% in the year ended December 31, 2024, due primarily to operating leverage on higher organic revenues and cost synergies resulting from the integration of Transact with CBORD, partially offset by higher amortization of acquired intangibles from the acquisition of CentralReach. The resulting operating margin was 26.8% in the year ended December 31, 2025 as compared to 26.5% in the year ended December 31, 2024.

In our Network Software segment, net revenues grew 8.5% to $1,600.8 for the year ended December 31, 2025 as compared to $1,475.6 for the year ended December 31, 2024, led by acquisition contribution from Subsplash. The growth of 4.1% in organic revenues was led by our network software businesses serving the freight match, construction, and alternate site healthcare markets, partially offset by a decline in our media and entertainment software business related to end-market conditions. Gross margin decreased to 84.1% for the year ended December 31, 2025 as compared to 85.0% for the year ended December 31, 2024, due primarily to gross margin profiles associated with our 2025 acquisitions, predominantly driven by the payments revenue mix at Subsplash. SG&A expenses as a percentage of net revenues increased to 40.6% in the year ended December 31, 2025 as compared to 39.9% in the year ended December 31, 2024, due primarily to higher amortization of acquired intangibles and SG&A profiles associated with our 2025 acquisitions. The resulting operating margin was 43.5% in the year ended December 31, 2025 as compared to 45.2% in the year ended December 31, 2024.

In our Technology Enabled Products segment, net revenues grew 7.3% to $1,818.7 for the year ended December 31, 2025 as compared to $1,695.3 for the year ended December 31, 2024. The growth of 6.5% in organic revenues was broad-based across the segment, led by our medical products businesses, highlighted by our precision measurement business, and growth in our access management businesses. Gross margin increased to 58.1% for the year ended December 31, 2025 as compared to 57.6% for the year ended December 31, 2024, due primarily to improved leverage on higher organic revenues at our precision measurement business as well as revenue mix. SG&A expenses as a percentage of net revenues improved slightly to 23.6% in the year ended December 31, 2025 as compared to 23.7% in the year ended December 31, 2024, due primarily to operating leverage on higher organic revenues, mostly offset by revenue mix. The resulting operating margin was 34.5% in the year ended December 31, 2025 as compared to 33.9% in the year ended December 31, 2024.

Corporate expenses increased by $22.8 to $290.2, or 3.7% of net revenues, in 2025 as compared to $267.4, or 3.8% of net revenues, in 2024. The dollar increase was due primarily to higher stock-based compensation expense.

Interest expense, net, increased to $325.0 for the year ended December 31, 2025 as compared to $259.2 for the year ended December 31, 2024. The increase was due primarily to a higher weighted-average fixed-rate debt balance and fixed-rate debt interest rate, partially offset by lower weighted-average borrowings on our revolving credit facility.

Equity investments activity, net, was a gain of $25.5 for the year ended December 31, 2025 due primarily to a $24.0 increase in the fair value of our equity investment in Indicor. Equity investments activity, net, was a gain of $234.6 for the year ended December 31, 2024 due primarily to a $135.6 gain on the sale of our equity investment in Certinia and a $96.4 increase in the fair value of our equity investment in Indicor. Changes in the fair value of our Indicor equity investment are primarily due to fluctuations in the equity values of comparable guideline public companies.

Our 2025 effective income tax rate of 20.6% decreased as compared to our 2024 tax rate of 21.2%, due primarily to favorable rate impacts from the recognition of a net tax benefit associated with legal entity restructuring and a reduction in state taxes, partially offset by the non-recurrence of prior year valuation allowance releases.

Backlog is equal to our remaining performance obligations expected to be recognized as revenue within the next 12 months, as discussed within Note 1 of the Notes to Consolidated Financial Statements. Backlog increased 10.3% to $3,424.6 at December 31, 2025 as compared to $3,105.4 at December 31, 2024 due primarily to acquisitions and organic growth in our software segments.

	Backlog as of December 31,		
	2025	2024	Change
Application Software	$2,533.2	$2,274.6	11.4%
Network Software	578.1	515.8	12.1%
Technology Enabled Products	313.3	315.0	(0.5)%
Total	$3,424.6	$3,105.4	10.3%

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

AMOUNTS ARE IN MILLIONS UNLESS SPECIFIED, EXCEPT PER SHARE DATA

Selected cash flows for the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Cash provided by (used in):		
Operating activities	$ 2,540.3	$ 2,393.2
Investing activities	$(3,388.0)	$(3,468.5)
Financing activities	$923.6	$ 1,069.5

Operating activities—Net cash provided by operating activities increased by 6% to $2,540.3 in 2025 as compared to $2,393.2 in 2024 due primarily to the change in net earnings before non-cash expenses, and a benefit to cash income taxes paid in connection with the repeal of the requirement to capitalize and amortize domestic R&D expenditures under Internal Revenue Code Section 174 ("Section 174") associated with the enactment of the One Big Beautiful Bill Act (the "OBBBA"). These increases were partially offset by less cash provided by net working capital primarily related to changes in the balances of accounts receivable and accrued expenses.

Investing activities—Cash used in investing activities during 2025 was primarily for the acquisitions of CentralReach, Subsplash, Convoy, and Orchard Software. Cash used in investing activities during 2024 was primarily for business acquisitions, most notably Procare and Transact, partially offset by proceeds from the sale of our equity investment in Certinia.

Financing activities—Cash provided by financing activities during 2025 was primarily from the issuance of $2,000.0 of senior notes in August 2025, net borrowings of $725.0 under our unsecured revolving credit facility, and net proceeds from stock-based compensation, partially offset by $1,000.0 of senior notes repaid at maturity, $500.0 in repurchases of our common stock, and dividend payments. Cash provided by financing activities during 2024 was primarily from the issuance of $2,000.0 of senior notes in August 2024 and net proceeds from stock-based compensation, partially offset by $500.0 of senior notes repaid at maturity, dividend payments, and $235.0 of net repayments on our unsecured revolving credit facility.

Net working capital—Net working capital (total current assets, excluding cash, less total current liabilities, excluding debt) was negative $1,389.7 at December 31, 2025 as compared to negative $1,434.6 at December 31, 2024, due primarily to an increase in accounts receivable, changes in tax-related balances, and an increase in prepaid expenses and other current assets, partially offset by increases in deferred revenue and other accrued liabilities. Consistent negative net working capital demonstrates Roper's continued focus on asset-light business models.

Debt—Total debt excluding unamortized debt issuance costs was $9,355.9 at December 31, 2025 (32.0% of total capital) as compared to $7,669.2 at December 31, 2024 (28.9% of total capital). Our total debt increased at December 31, 2025 as compared to December 31, 2024 due primarily to the issuance of $2,000.0 of senior notes in August 2025, and $725.0 of net borrowings under our unsecured revolving credit facility, partially offset by $1,000.0 of senior notes repaid at maturity. The net proceeds from the issuance of senior notes were used to repay a portion of the borrowings outstanding under our unsecured credit facility associated with our 2025 acquisitions, as well as to repay a portion of the senior notes due in September 2025. The remaining portion of senior notes due in September 2025 and the senior notes due in December 2025 were repaid using borrowings under our unsecured credit facility.

On July 21, 2022, we entered into a five-year unsecured credit facility (the "Credit Agreement") among Roper, the financial institutions from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A. and Wells Fargo Bank, N.A., as syndication agents, and Mizuho Bank, Ltd., MUFG Bank, Ltd., PNC Bank, National Association, TD Bank, N.A., Truist Bank, and U.S. Bank, National Association, as documentation agents, which replaced the previous $3,000.0 unsecured credit facility, dated as of September 2, 2020, as amended. The Credit Agreement comprises a five-year $3,500.0 revolving credit facility, which includes availability of up to $150.0 for letters of credit. We may also, subject to compliance with specified conditions, request additional term loans or revolving credit commitments in an aggregate amount not to exceed $500.0.

The Credit Agreement requires Roper to maintain a Total Debt to Total Capital Ratio (as defined in the Credit Agreement) of 0.65 to 1.00, or less. Borrowings under the Credit Agreement are prepayable at Roper's option at any time in whole or in part without premium or penalty.

We were in compliance with all debt covenants related to our unsecured credit facility throughout the years ended December 31, 2025 and 2024.

At December 31, 2025, we had $8,500.0 of senior unsecured notes, $850.0 of borrowings outstanding under our unsecured revolving credit facility and $8.1 of outstanding letters of credit at December 31, 2025, of which, $6.2 was covered by our lending group thereby reducing our revolving credit capacity commensurately. At December 31, 2025, we also had $5.9 of other debt in the form of short-term borrowings and finance leases.

We may redeem some or all of each outstanding series of senior notes at any time or from time to time, at 100% of their principal amount, plus a make-whole premium based on a spread to U.S. Treasury securities. We are also entitled to redeem some or all of each outstanding series of senior notes at 100% of their principal amount plus accrued and unpaid interest, on or after applicable dates in advance of maturity.

See Note 8 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding our debt.

Foreign cash, and cash equivalents—Cash and cash equivalents held at our foreign subsidiaries totaled $171.2 at December 31, 2025 as compared to $130.8 at December 31, 2024, an increase of 30.9%. The increase was primarily due to cash generated at our foreign subsidiaries, partially offset by cash repatriation of $305.7. We intend to repatriate substantially all historical and future foreign earnings that can be repatriated without incremental U.S. federal tax cost.

Capitalized expenditures—Capital expenditures were $47.4 and $66.0 during 2025 and 2024, respectively. Capitalized software expenditures were $57.3 and $45.0 during 2025 and 2024, respectively. Capital expenditures and capitalized software expenditures were relatively consistent as a percentage of annual net revenues in 2025 as compared to 2024. In the future, we expect the aggregate of capital expenditures and capitalized software expenditures as a percentage of annual net revenues to be between 1.0% and 1.5%.

Tax legislation—The enactment of the OBBBA on July 4, 2025, introduced various tax reform provisions, including the repeal of the requirement to capitalize and amortize domestic R&D expenditures under Section 174. The legislation includes multiple effective dates and, as enacted, did not have a material impact on our 2025 annual effective tax rate and is not expected to have a significant impact on our annual effective tax rate in future years. We continue to assess the broader impacts of the OBBBA.

The OBBBA repealed the domestic capitalization of R&D under Section 174, which resulted in a cash tax benefit of approximately $150 in 2025. The remaining cash tax benefit associated with the enactment of the OBBBA is expected to be utilized over the next three to five years. Management expects annual cash tax payments as a percentage of pre-tax earnings to be relatively consistent on a go-forward basis.

Share repurchase program—In October 2025, our Board approved a share repurchase program for the repurchase of up to $3,000.0 of our common stock. During the fourth quarter of 2025, we repurchased 1.121 shares of our common stock for an aggregate purchase price of $500.0 and an average price paid per share of $445.87, excluding broker commissions and excise tax. As of December 31, 2025, $2,500.0 of the originally authorized amount under the share repurchase program remained available for future repurchases.

From January 1, 2026 to February 20, 2026, we repurchased 3.723 shares of our common stock for an aggregate purchase price of $1,313.5 and an average price paid per share of $352.80, excluding broker commissions and excise tax. As of February 20, 2026, $1,186.5 of the originally authorized amount under the share repurchase program remained available for future repurchases.

MATERIAL CONTRACTUAL CASH OBLIGATIONS

ALL CURRENCY AMOUNTS ARE IN MILLIONS

The following table quantifies our material contractual cash obligations at December 31, 2025:

| Material contractual cash obligations[1] | Total | Payments due in fiscal year | | | | | |
		2026	2027	2028	2029	2030	Thereafter
Total debt	$ 9,355.9	$ 705.8	$1,550.1	$1,300.0	$1,200.0	$1,100.0	$3,500.0
Senior note interest	1,758.6	318.3	283.3	273.5	218.6	169.5	495.4
Operating leases	267.1	56.1	49.7	40.6	31.3	23.9	65.5
Purchase obligations[2]	1,391.4	620.5	336.7	258.6	160.4	7.9	7.3
Total	$12,773.0	$1,700.7	$2,219.8	$ 1,872.7	$ 1,610.3	$ 1,301.3	$4,068.2

(1) We have excluded the liability for uncertain tax positions and certain other tax liabilities as we are not able to reasonably estimate the timing of the payments. See Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report.

(2) Represents minimum fixed price purchase commitments that are legally binding across Roper.

We believe that internally generated cash flows and the remaining availability under our unsecured credit facility will be adequate to finance our normal operating requirements. Although we maintain an active acquisition program, any future acquisitions will be dependent on numerous factors and it is not feasible to reasonably estimate if or when any such acquisitions will occur and what the impact will be on our business, financial condition, and results of operations. Such acquisitions may be financed by the use of existing credit lines, future cash flows from operations, future divestitures, the proceeds from the issuance of new debt or equity securities, or any combination of these methods, the terms and availability of which will be subject to market and economic conditions generally.

We anticipate that our businesses will generate positive cash flows from operating activities, and that these cash flows will permit the reduction of currently outstanding debt in accordance with the repayment schedule. However, the rate at which we can reduce our debt during 2026 (and reduce the associated interest expense) will be affected by, among other things, the financing and operating requirements of any new acquisitions, the financial performance of our existing companies, any allocation of capital toward share repurchases, the impact of geopolitical and economic uncertainties, and the financial markets generally. None of these factors can be predicted with certainty.

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 1 of the Notes to Consolidated Financial Statements included in this Annual Report for information regarding the effect of new accounting pronouncements on our Consolidated Financial Statements.

ITEM 7A | QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risks on our outstanding revolving credit facility borrowings, and to foreign currency exchange risks on our transactions and balances denominated in currencies other than the U.S. dollar. We are also exposed to equity price risk as it relates to the change in fair value of our equity investment in Indicor, and to equity market risks pertaining to the traded price of our common stock.

At December 31, 2025, we had $8,500.0 of fixed-rate borrowings with interest rates ranging from 1.40% to 5.10%. At December 31, 2025, the prevailing market rates for each of our long-term notes were between 0.3% lower and 2.8% higher than the fixed rates on our debt instruments. Our unsecured credit facility contains a $3,500.0 variable-rate revolver with $850.0 of outstanding borrowings at December 31, 2025.

Several of our businesses have transactions and balances denominated in currencies other than the U.S. dollar. Most of these transactions or balances are denominated in British pounds, Canadian dollars, or euros. Net revenues recognized by our companies whose functional currency is not the U.S. dollar were approximately 9% of our total net revenues in 2025 and approximately 88% of these net revenues were recognized by our companies with a functional currency that is either the British pound, Canadian dollar, or euro. If these currency exchange rates had been 10% different throughout 2025 compared to currency exchange rates actually experienced, the impact on our net earnings would have been less than 1%.

We are exposed to equity price risk as it relates to the change in fair value of our equity investment in Indicor. This equity investment is accounted for under the fair value option with its fair value estimated on a quarterly basis and its change in fair value reported as a component of "Equity investments gain, net" in our Consolidated Statements of Earnings. A hypothetical 10% decrease in the fair value of our equity investment in Indicor based on the balance at December 31, 2025 would result in a non-cash charge within non-operating income of approximately $79.6. See Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information on this equity investment.

The trading price of our common stock influences the valuation of stock award grants and the effects these grants have on our results of operations. The stock price also influences the computation of potentially dilutive common stock used in the determination of diluted earnings per share. In addition, the stock price also affects our employees' perceptions of programs that involve our common stock. The quantification of the effects of these changing prices on our future earnings and cash flows is not readily determinable.

ITEM 8 | FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Roper Technologies, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Roper Technologies, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of earnings, of comprehensive income, of stockholders' equity, and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded nine entities from its assessment of internal control over financial reporting as of December 31, 2025 because they were acquired by the Company in purchase business combinations during 2025. We have also excluded these nine entities from our audit of internal control over financial reporting. These entities, each of which is wholly-owned, comprised, in the aggregate, total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting of less than 1% and approximately 3% of consolidated total assets and consolidated total revenues, respectively, as of and for the year ended December 31, 2025.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of CentralReach Holdings, LLC—Valuation of Customer Relationships

As described in Notes 1 and 2 to the consolidated financial statements, on April 23, 2025, the Company acquired CentralReach Holdings, LLC ("CentralReach") for a net purchase price of $1,850.0 million. Of the acquired amortizable intangible assets, $776.0 million of customer relationships were recorded. The fair value for customer relationships is determined as of the acquisition date using the excess earnings method. Under this methodology, the fair value is determined by management based on the estimated future after-tax cash flows arising from the acquired customer relationships over their estimated useful lives after considering customer attrition and contributory asset charges. The assumptions that have the most significant effect on the fair value calculations are the customer attrition rates, projected customer revenue growth rates, margins, contributory asset charges, and discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of customer relationships acquired in the acquisition of CentralReach is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the customer relationships acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the customer attrition rate, projected customer revenue growth rates, margins, contributory asset charges, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the customer relationships acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the customer relationships acquired; (iii) evaluating the appropriateness of the excess earnings method used by management; (iv) testing the completeness and accuracy of the underlying data used in the excess earnings method; and (v) evaluating the reasonableness of the significant assumptions used by management related to the customer attrition rate, projected customer revenue growth rates, margins, contributory asset charges, and discount rate. Evaluating management's assumptions related to projected customer revenue growth rates and margins involved considering (i) the current and past performance of the CentralReach business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the excess earnings method and (ii) the reasonableness of the customer attrition rate, contributory asset charges, and discount rate assumptions.

Acquisition of Subsplash TopCo, LLC—Valuation of Customer Relationships

As described in Notes 1 and 2 to the consolidated financial statements, on July 25, 2025, the Company acquired Subsplash TopCo, LLC ("Subsplash") for a net purchase price of $800.0 million. Of the acquired amortizable intangible assets, $328.1 million of customer relationships were recorded. The fair value for customer relationships is determined as of the acquisition date using the excess earnings method. Under this methodology, the fair value is determined by management based on the estimated future after-tax cash flows arising from the acquired customer relationships over their estimated useful lives after considering customer attrition and contributory asset charges. The assumptions that have the most significant effect on the fair value calculations are the customer attrition rates, projected customer revenue growth rates, margins, contributory asset charges, and discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of customer relationships acquired in the acquisition of Subsplash is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the customer relationships acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the customer attrition rate, projected customer revenue growth rates, margins, contributory asset charges, and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the customer relationships acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the customer relationships acquired; (iii) evaluating the appropriateness of the excess earnings method used by management; (iv) testing the completeness and accuracy of the underlying data used in the excess earnings method; and (v) evaluating the reasonableness of the significant assumptions used by management related to the customer attrition rate, projected customer revenue growth rates, margins, contributory asset charges, and discount rate. Evaluating management's assumptions related to projected customer revenue growth rates and margins involved considering (i) the current and past performance of the Subsplash business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the excess earnings method and (ii) the reasonableness of the customer attrition rate, contributory asset charges, and discount rate assumptions.

/s/ PricewaterhouseCoopers LLP
Tampa, Florida
February 24, 2026

We have served as the Company's auditor since 2002.

ROPER TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except per share data)

	As of December 31,	
	2025	2024
Assets		
Cash and cash equivalents	$ 297.4	$ 188.2
Accounts receivable, net	1,001.0	885.1
Inventories, net	141.7	120.8
Income taxes receivable	128.2	25.6
Unbilled receivables	124.0	127.3
Prepaid expenses and other current assets	235.8	195.7
Total current assets	1,928.1	1,542.7
Property, plant and equipment, net	156.9	149.7
Goodwill	21,341.2	19,312.9
Other intangible assets, net	9,764.2	9,059.6
Deferred taxes	73.3	54.1
Equity investment	796.3	772.3
Other assets	517.0	443.4
Total assets	$34,577.0	$31,334.7
Liabilities and Stockholders' Equity		
Accounts payable	$ 150.3	$ 148.1
Accrued compensation	293.0	289.0
Deferred revenue	1,906.8	1,737.4
Other accrued liabilities	642.3	546.2
Income taxes payable	28.0	68.4
Current portion of long-term debt, net	705.2	1,043.1
Total current liabilities	3,725.6	3,832.2
Long-term debt, net of current portion	8,595.8	6,579.9
Deferred taxes	1,883.1	1,630.6
Other liabilities	491.0	424.4
Total liabilities	14,695.5	12,467.1
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.01 par value per share; 1.0 shares authorized; none outstanding	—	—
Common stock, $0.01 par value per share; 350.0 shares authorized; 109.3 shares issued and 106.6 outstanding at December 31, 2025 and 108.9 shares issued and 107.3 outstanding at December 31, 2024	1.1	1.1
Additional paid-in capital	3,292.2	3,014.6
Retained earnings	17,205.7	16,034.9
Accumulated other comprehensive loss	(101.4)	(166.5)
Treasury stock, 2.7 shares at December 31, 2025 and 1.6 shares at December 31, 2024	(516.1)	(16.5)
Total stockholders' equity	19,881.5	18,867.6
Total liabilities and stockholders' equity	$34,577.0	$31,334.7

See accompanying notes to Consolidated Financial Statements.

ROPER TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(Amounts in millions, except per share data)

	Year ended December 31,		
	2025	2024	2023
Net revenues	$7,902.5	$7,039.2	$6,177.8
Cost of sales	2,430.5	2,160.9	1,870.6
Gross profit	5,472.0	4,878.3	4,307.2
Selling, general and administrative expenses	3,236.6	2,881.5	2,562.0
Income from operations	2,235.4	1,996.8	1,745.2
Interest expense, net	325.0	259.2	164.7
Equity investments gain, net	(25.5)	(234.6)	(165.4)
Other (income) expense, net	(0.2)	5.0	2.8
Earnings before income taxes	1,936.1	1,967.2	1,743.1
Income taxes	399.8	417.9	374.7
Net earnings from continuing operations	1,536.3	1,549.3	1,368.4
Loss from discontinued operations, net of tax	—	—	(4.1)
Gain on disposition of discontinued operations, net of tax	—	—	19.9
Net earnings from discontinued operations	—	—	15.8
Net earnings	$ 1,536.3	$ 1,549.3	$1,384.2
Net earnings per share from continuing operations:			
Basic	$ 14.30	$ 14.47	$ 12.83
Diluted	$ 14.20	$ 14.35	$ 12.74
Net earnings per share from discontinued operations:			
Basic	$ —	$ —	$ 0.15
Diluted	$ —	$ —	$ 0.15
Net earnings per share:			
Basic	$ 14.30	$ 14.47	$ 12.98
Diluted	$ 14.20	$ 14.35	$ 12.89
Weighted average common shares outstanding:			
Basic	107.4	107.1	106.6
Diluted	108.2	108.0	107.4

See accompanying notes to Consolidated Financial Statements.

ROPER TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in millions)

	Year ended December 31,		
	2025	2024	2023
Net earnings	$1,536.3	$ 1,549.3	$1,384.2
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	65.1	(43.7)	64.2
Total other comprehensive income (loss), net of tax	65.1	(43.7)	64.2
Comprehensive income	$1,601.4	$ 1,505.6	$1,448.4

See accompanying notes to Consolidated Financial Statements.

ROPER TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in millions, except per share data)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total stockholders' equity
	Shares	Amount					
Balances at December 31, 2022	106.1	$1.1	$ 2,510.2	$ 13,730.7	$(187.0)	$ (17.2)	$16,037.8
Net earnings	—	—	—	1,384.2	—	—	1,384.2
Stock option exercises	0.6	—	146.5	—	—	—	146.5
Treasury stock sold under employee stock purchase plan	—	—	15.1	—	—	0.4	15.5
Currency translation adjustments, including tax provision of $10.3	—	—	—	—	64.2	—	64.2
Stock-based compensation	—	—	126.5	—	—	—	126.5
Restricted stock activity	0.2	—	(31.3)	—	—	—	(31.3)
Dividends declared ($2.80 per share)	—	—	—	(298.6)	—	—	(298.6)
Balances at December 31, 2023	106.9	$1.1	$2,767.0	$ 14,816.3	$ (122.8)	$ (16.8)	$17,444.8
Net earnings	—	—	—	1,549.3	—	—	1,549.3
Stock option exercises	0.4	—	125.7	—	—	—	125.7
Treasury stock sold under employee stock purchase plan	—	—	18.2	—	—	0.3	18.5
Currency translation adjustments, including tax benefit of $13.6	—	—	—	—	(43.7)	—	(43.7)
Stock-based compensation	—	—	146.7	—	—	—	146.7
Restricted stock activity	—	—	(43.0)	—	—	—	(43.0)
Dividends declared ($3.08 per share)	—	—	—	(330.7)	—	—	(330.7)
Balances at December 31, 2024	107.3	$1.1	$ 3,014.6	$16,034.9	$(166.5)	$ (16.5)	$18,867.6
Net earnings	—	—	—	1,536.3	—	—	1,536.3
Stock option exercises	0.4	—	115.0	—	—	—	115.0
Treasury stock sold under employee stock purchase plan	—	—	19.6	—	—	2.8	22.4
Common stock repurchased[1]	(1.1)	—	—	—	—	(502.5)	(502.5)
Equity consideration for business acquisition	—	—	7.2	—	—	0.1	7.3
Currency translation adjustments, including tax provision of $18.4	—	—	—	—	65.1	—	65.1
Stock-based compensation	—	—	164.5	—	—	—	164.5
Restricted stock activity	—	—	(28.7)	—	—	—	(28.7)
Dividends declared ($3.39 per share)	—	—	—	(365.5)	—	—	(365.5)
Balances at December 31, 2025	106.6	$1.1	$ 3,292.2	$17,205.7	$ (101.4)	$(516.1)	$ 19,881.5

[1] Balance includes commissions, and excise tax required by the Inflation Reduction Act of 2022, as amended.

See accompanying notes to Consolidated Financial Statements.

ROPER TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)

	Year ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net earnings from continuing operations	$ 1,536.3	$ 1,549.3	$ 1,368.4
Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities:			
Depreciation and amortization of property, plant and equipment	39.8	37.1	35.4
Amortization of intangible assets	858.4	775.7	719.8
Amortization of deferred financing costs	11.8	9.8	9.9
Non-cash stock compensation	166.3	145.9	123.5
Equity investments gain, net	(25.5)	(234.6)	(165.4)
Income tax provision	399.8	417.9	374.7
Changes in operating assets and liabilities, net of acquired businesses:			
Accounts receivable	(90.3)	14.4	(50.2)
Unbilled receivables	9.8	(18.5)	(7.5)
Inventories	(18.7)	(1.9)	(6.6)
Prepaid expenses and other current assets	(36.0)	(19.5)	(4.3)
Accounts payable	(3.9)	(13.0)	18.2
Other accrued liabilities	17.1	109.3	(1.0)
Deferred revenue	124.7	110.7	93.9
Cash taxes paid for gains on disposals of equity investment and business	(30.2)	—	(32.5)
Cash income taxes paid, excluding tax associated with gains on disposals of equity investment and business	(384.0)	(483.8)	(423.4)
Other, net	(35.1)	(5.6)	(15.5)
Cash provided by operating activities from continuing operations	2,540.3	2,393.2	2,037.4
Cash used in operating activities from discontinued operations	—	—	(2.3)
Cash provided by operating activities	2,540.3	2,393.2	2,035.1
Cash flows from (used in) investing activities:			
Acquisitions of businesses, net of cash acquired	(3,290.0)	(3,612.9)	(2,052.7)
Capital expenditures	(47.4)	(66.0)	(68.0)
Capitalized software expenditures	(57.3)	(45.0)	(40.0)
Distributions from equity investment	5.1	10.8	32.5
Proceeds from sale of equity investment	—	245.6	—
Other, net	1.6	(1.0)	(0.1)
Cash used in investing activities from continuing operations	(3,388.0)	(3,468.5)	(2,128.3)
Cash provided by disposition of discontinued operations	—	—	2.0
Cash used in investing activities	(3,388.0)	(3,468.5)	(2,126.3)
Cash flows from (used in) financing activities:			
Proceeds from senior notes	2,000.0	2,000.0	—
Payments of senior notes	(1,000.0)	(500.0)	(700.0)
Borrowings (payments) under revolving line of credit, net	725.0	(235.0)	360.0
Debt issuance costs	(19.4)	(24.6)	—
Cash dividends to stockholders	(355.0)	(321.9)	(290.2)
Treasury stock sales under employee stock purchase plan	22.4	18.5	15.5
Repurchases of common stock	(500.0)	—	—
Proceeds from stock-based compensation, net	88.8	88.6	115.2
Other, net	(38.2)	43.9	—
Cash provided by (used in) financing activities	923.6	1,069.5	(499.5)

(Continued)

ROPER TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS—CONTINUED

(Amounts in millions)

	Year ended December 31,		
	2025	2024	2023
Effect of exchange rate changes on cash	33.3	(20.3)	12.2
Net increase (decrease) in cash and cash equivalents	109.2	(26.1)	(578.5)
Cash and cash equivalents, beginning of year	188.2	214.3	792.8
Cash and cash equivalents, end of year	$ 297.4	$ 188.2	$ 214.3
Supplemental disclosures:			
Cash paid for interest	$ 306.6	$ 239.9	$ 201.9
Non-cash investing and financing activities:			
Equity consideration for business acquisition	$ 7.3	$ —	$ —
Net assets of businesses acquired:			
Fair value of assets, including goodwill	$3,559.4	$3,935.4	$ 2,235.1
Liabilities assumed	(262.1)	(322.5)	(182.4)
Cash and equity consideration transferred, net of cash acquired	$ 3,297.3	$ 3,612.9	$2,052.7

See accompanying notes to Consolidated Financial Statements.

ROPER TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025, 2024, and 2023

(Amounts are in millions unless specified, except per share data)

(1) SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation—These financial statements present the consolidated information of Roper Technologies, Inc. and its subsidiaries ("Roper," the "Company," "we," "our," or "us"). All significant intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to current period presentation.

Nature of the Business—Roper is a diversified technology company. The Company operates market leading businesses that design and develop vertical software and technology enabled products for a variety of defensible niche markets.

Discontinued Operations—In November 2022, the Company completed the divestiture of a majority equity stake in its industrial businesses, including its entire historical Process Technologies reportable segment and the industrial businesses within its historical Measurement & Analytical Solutions reportable segment, to Clayton, Dubilier & Rice, LLC ("CD&R"). The businesses included in this transaction were Alpha, AMOT, CCC, Cornell, Dynisco, FTI, Hansen, Hardy, Logitech, Metrix, PAC, Roper Pump, Struers, Technolog, Uson, and Viatran (collectively "Indicor"). Following the sale of the majority stake, the Company retained a minority equity interest in Indicor. This transaction is referred to herein as the "Indicor Transaction." The Company concluded that the Indicor Transaction represented a strategic shift that had a major effect on the Company's operations and financial results. Accordingly, the financial results of Indicor are reported as discontinued operations for all periods presented. Unless otherwise noted, discussion within these Notes to Consolidated Financial Statements relates to continuing operations.

Recent Accounting Pronouncements—The Financial Accounting Standards Board ("FASB") establishes changes to accounting principles under GAAP in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification ("ASC"). The Company considers the applicability and impact of all ASUs. Any recent ASUs not listed below were assessed and either determined to be not applicable or are expected to have an immaterial impact on the Company's Consolidated Financial Statements.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" (ASU 2023-09), which expands income tax disclosure requirements, including disaggregation of rate reconciliation table categories, disaggregation of earnings before income taxes and income tax expense information, and disaggregation of income taxes paid information, among other changes. This guidance is effective for annual periods beginning after December 15, 2024. The Company adopted this update on a prospective basis for the year ended December 31, 2025. Refer to Note 7 for the inclusion of the expanded disclosures.

Recently Released Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" (ASU 2024-03), which requires the disclosure of additional information about specific categories of costs and expenses in the notes to consolidated financial statements. This guidance is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. This ASU will likely result in additional disclosures. We are currently evaluating the provisions of this ASU.

In September 2025, the FASB issued Accounting Standards Update No. 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software" (ASU 2025-06), which updates the threshold for cost capitalization of internal-use software development costs by removing all references to project development stages and adding considerations for evaluating the probable-to-complete recognition threshold. This guidance is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the provisions of this ASU.

Significant Accounting Policies

Cash and Cash Equivalents—Roper considers highly liquid financial instruments with remaining maturities at acquisition of three months or less to be cash equivalents. Roper had $41.0 and $0.9 of cash equivalents at December 31, 2025 and 2024, respectively.

Contingencies—Management continually assesses the probability of any adverse judgments or outcomes to its potential contingencies. Disclosure of the contingency is made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred. In the assessment of contingencies as of December 31, 2025, management concluded that there were no matters for which there was a reasonable possibility of a material loss.

Earnings per Share—Basic earnings per share was calculated using net earnings and the weighted average number of shares of common stock outstanding during the respective year. Diluted earnings per share was calculated using net earnings and the weighted average number of shares of common stock and potential common stock outstanding during the respective year. Potentially dilutive common stock consisted of stock options and restricted stock awards.

The effects of potential common stock were determined using the treasury stock method:

	Year ended December 31,		
	2025	2024	2023
Basic weighted average shares outstanding	107.4	107.1	106.6
Effect of potential common stock:			
Common stock awards	0.8	0.9	0.8
Diluted weighted average shares outstanding	108.2	108.0	107.4

For the years ended December 31, 2025, 2024, and 2023, there were 0.841, 0.419, and 0.726 stock-based awards outstanding, respectively, that were not included in the determination of diluted earnings per share because to do so would have been antidilutive.

Equity Investment—As of December 31, 2025 and 2024, the Company held a 43.8% and 45.5% minority equity interest in Indicor Equity, LLC, respectively. This equity interest provides us with the ability to exercise significant influence, but not control, over the investee. We elected to apply the fair value option as we believe this is the most reasonable method to value this equity investment. The fair value of Roper's equity investment in Indicor is estimated on a quarterly basis and the change in fair value is reported as a component of "Equity investments gain, net" in our Consolidated Statements of Earnings. See Note 9 for additional information on this investment.

Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions—Assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar were translated at the exchange rate in effect at the balance sheet date, and revenues and expenses were translated at average exchange rates for the period in which those entities were included in Roper's financial results. Translation adjustments are reflected within other comprehensive income. Foreign currency transaction gains and losses are recorded in our Consolidated Statements of Earnings within "Other (income) expense, net." Foreign currency transaction gains/(losses) were not material for any periods presented.

Goodwill and Other Intangibles—Roper accounts for goodwill in a purchase business combination as the excess of the cost over the estimated fair value of net assets acquired. Business combinations can also result in the recognition of other intangible assets. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. Goodwill, which is not amortized, is tested for impairment on an annual basis (or an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value). When testing goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If the Company elects to perform a qualitative assessment and determines that an impairment is more likely than not, then performance of the quantitative impairment test is required. The quantitative assessment utilizes the equal weighting of both an income approach (discounted cash flow) and a market approach (consisting of a comparable public company earnings multiples methodology) to estimate the fair value of a reporting unit. To determine the reasonableness of the estimated fair values, the Company reviews the assumptions to ensure that neither the income approach nor the market approach provides significantly different valuations. If the estimated fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the estimated fair value, a non-cash impairment loss is recognized in the amount of that excess.

When performing the quantitative assessment, key assumptions used in the income and market approaches are updated when the analysis is performed for each reporting unit. The assumptions that have the most significant effect on the fair value calculations are the projected revenue growth rates, future operating margins, discount rates, terminal values, and earnings multiples. While the Company uses reasonable and timely information to prepare its discounted cash flow analysis, actual future cash flows or market conditions could differ significantly and could result in future impairment charges related to recorded goodwill balances.

As of the annual impairment test, Roper has 25 reporting units with individual goodwill amounts ranging from $17.5 to $3,371.9. In 2025, the Company performed its annual impairment test in the fourth quarter for all reporting units. The Company conducted its analysis qualitatively and assessed whether it was more likely than not that the respective fair values of these reporting units were less than their carrying amounts. The Company determined that impairment of goodwill was not likely in any of its reporting units and thus was not required to perform a quantitative assessment for these reporting units.

Recently acquired reporting units generally represent a higher inherent risk of impairment, which typically decreases as the businesses are integrated into the enterprise. Negative industry or economic trends, disruptions to its business, actual results significantly below expected results, unexpected significant changes or planned changes in the use of the assets, divestitures, and market capitalization declines may have a negative effect on the fair value of Roper's reporting units.

The following events or circumstances, although not comprehensive, would be considered to determine whether interim testing of goodwill would be required:

- a significant adverse change in legal factors or in the business climate;
- an adverse action or assessment by a regulator;
- unanticipated competition;
- a loss of key personnel;
- a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of;
- the testing for recoverability of a significant asset group within a reporting unit; and
- recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

Trade names that are determined to have indefinite useful economic lives are not amortized, but are separately tested for impairment during the fourth quarter of the fiscal year or on an interim basis if an event occurs that indicates the fair value is more likely than not below the carrying value. Roper first qualitatively assesses whether the existence of events or circumstances leads to a determination that it is more likely than not that the estimated fair value of an indefinite-lived trade name is less than its carrying amount. If necessary, Roper conducts a quantitative assessment using the relief-from-royalty method. This methodology assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of these assets. To the extent the Company determines a fair value, the inputs used represent a Level 3 fair value measurement in the FASB fair value hierarchy given that the inputs are unobservable. The assumptions that have the most significant effect on the fair value calculations are the royalty rates, projected revenue growth rates, discount rates, and terminal values. Each royalty rate is determined based on the profitability of the trade name to which it relates and observed market royalty rates. Revenue growth rates are determined after considering current and future economic conditions, recent sales trends, discussions with customers, planned timing of new product launches, or other variables. Trade names resulting from recent acquisitions generally represent the highest risk of impairment, which typically decreases as the businesses are integrated into Roper.

The assessment of fair value for impairment purposes requires significant judgments to be made by management. Although forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management uses to operate the underlying businesses, there is significant judgment in estimating future operating results. Changes in estimates or the application of alternative assumptions could produce significantly different results.

The most significant identifiable intangible assets with definite useful economic lives recognized from our acquisitions are customer relationships. The fair value for customer relationships is determined as of the acquisition date using the excess earnings method. Under this methodology the fair value is determined based on the estimated future after-tax cash flows arising from the acquired customer relationships over their estimated useful lives after considering customer attrition and contributory asset charges. The assumptions that have the most significant effect on the fair value calculations are the customer attrition rates, projected customer revenue growth rates, margins, contributory asset charges, and discount rates. When testing customer relationship intangible assets for potential impairment, management considers historical customer attrition rates and projected revenues and profitability related to customers that existed at acquisition. In evaluating the amortizable life for customer relationship intangible assets, management considers historical customer attrition patterns.

Roper evaluates whether there has been an impairment of identifiable intangible assets with definite useful economic lives, or of the remaining life of such assets, when certain indicators of impairment are present. In the event that facts and circumstances indicate that the cost or remaining period of amortization of any asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future gross, undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair value or a revision in the remaining amortization period is required.

Impairment of Long-Lived Assets—The Company determines whether there has been an impairment of long-lived assets, excluding goodwill and other intangible assets, when certain indicators of impairment are present. In the event that facts and circumstances indicate that the cost or life of any long-lived asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future gross, undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to fair value or a revision to the remaining useful life is required. Future adverse changes in market conditions or poor operating results of underlying long-lived assets could result in losses or an inability to recover the carrying value of the long-lived assets that may not be reflected in the assets' current carrying value, thereby possibly requiring an impairment charge or acceleration of depreciation or amortization expense in the future.

Income Taxes—The Company recognizes in the Consolidated Financial Statements only those tax positions determined to be "more likely than not" of being sustained upon examination based on the technical merits of the positions. Interest and penalties related to unrecognized tax benefits are classified as a component of income tax expense.

The Company records a valuation allowance to reduce its deferred tax assets if, based on the weight of available evidence, both positive and negative, for each respective tax jurisdiction, it is more likely than not that some portion or all of such deferred tax assets will not be realized. Available evidence which is considered in determining the amount of valuation allowance required includes, but is not limited to, the Company's estimate of future taxable income and any applicable tax planning strategies.

Certain assets and liabilities have different bases for financial reporting and income tax purposes. Deferred income taxes have been provided for these differences at the enacted tax rates expected to be paid.

On July 4, 2025, the U.S. government enacted H.R. 1, the One Big Beautiful Bill Act (the "OBBBA"), which introduced tax reform provisions that amend, eliminate, or extend certain tax rules under the Inflation Reduction Act and the Tax Cuts and Jobs Act. Legislative changes, including the repeal of the requirement to capitalize and amortize domestic research and development ("R&D") expenditures, provided the Company with a cash tax benefit for the year ended December 31, 2025. The legislation includes multiple effective dates and, as enacted, did not have a material impact on the Company's 2025 annual effective tax rate. The Company continues to assess the broader impacts of the OBBBA. See Note 7 for additional information regarding income taxes.

Inventories—Inventories are valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method. The Company writes down its inventory for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions.

Product Warranties—The Company sells certain of its products to customers with a product warranty that allows customers to return a defective product during a specified warranty period following the purchase in exchange for a replacement product, repair at no cost to the customer, or the issuance of a credit to the customer. The Company accrues its estimated exposure to warranty claims based upon current and historical product sales data, warranty costs incurred, and any other related information known to the Company.

Property, Plant and Equipment and Depreciation and Amortization—Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using principally the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20–30 years
Machinery and other equipment	8–15 years
Computer equipment and software	3–5 years

Leasehold improvements are depreciated over the shorter of the remaining lease term or the useful life of the asset.

Research, Development and Engineering—Research, development and engineering ("R,D&E") costs include salaries and benefits, rents, supplies, and other costs related to products under development or improvements to existing products. R,D&E costs are expensed as incurred and are included within selling, general and administrative expenses. R,D&E expenses totaled $852.5, $748.1, and $646.1 for the years ended December 31, 2025, 2024, and 2023, respectively.

Revenue Recognition—The reported results reflect the application of ASC 606 guidance. The amount of revenue recognized reflects the consideration which the Company expects to be entitled to receive in exchange for these products and/or services. To achieve this principle, the Company applies the following five steps:

- identify the contract with the customer;
- identify the performance obligations in the contract;
- determine the transaction price;
- allocate the transaction price to performance obligations in the contract; and
- recognize revenue when or as the Company satisfies a performance obligation.

Disaggregated Revenue—We disaggregate our revenues by reportable segment into four categories: (i) recurring revenue comprised of Software-as-a-Service ("SaaS"), annual term licenses, and software post-contract support ("PCS"); (ii) reoccurring revenue comprised of transactional and volume-based fees facilitated through our software; (iii) non-recurring revenue comprised of multi-year term and perpetual software licenses, professional services associated with software products and hardware sold with our software licenses; and (iv) product revenue. See details in the tables below:

| | Year ended December 31, 2025 | | | |
Revenue stream	Application Software	Network Software	Technology Enabled Products	Total
Software related				
Recurring	$ 3,282.2	$ 1,154.6	$ 46.1	$4,482.9
Reoccurring	522.6	310.5	—	833.1
Non-recurring	678.2	135.7	—	813.9
Total Software Revenue	4,483.0	1,600.8	46.1	6,129.9
Product Revenue	—	—	1,772.6	1,772.6
Total Revenue	$4,483.0	$1,600.8	$1,818.7	$7,902.5

| | Year ended December 31, 2024 | | | |
Revenue stream	Application Software	Network Software	Technology Enabled Products	Total
Software related				
Recurring	$2,880.0	$1,070.1	$ 26.1	$3,976.2
Reoccurring	353.9	270.3	—	624.2
Non-recurring	634.4	135.2	—	769.6
Total Software Revenue	3,868.3	1,475.6	26.1	5,370.0
Product Revenue	—	—	1,669.2	1,669.2
Total Revenue	$ 3,868.3	$1,475.6	$1,695.3	$7,039.2

| | Year ended December 31, 2023 | | | |
Revenue stream	Application Software	Network Software	Technology Enabled Products	Total
Software related				
Recurring	$2,454.3	$1,039.5	$ 17.3	$ 3,511.1
Reoccurring	137.8	263.4	—	401.2
Non-recurring	594.8	136.5	1.5	732.8
Total Software Revenue	3,186.9	1,439.4	18.8	4,645.1
Product Revenue	—	—	1,532.7	1,532.7
Total Revenue	$3,186.9	$1,439.4	$1,551.5	$6,177.8

We recognize revenue over time or at a point in time depending on our evaluation of when the customer obtains control over the promised products or services. For software arrangements that include multiple performance obligations, we allocate revenue to each performance obligation based on estimates of the price that we would charge the customer for each promised product or service if it were sold on a standalone basis. Software licenses may be combined with implementation/installation services as a single performance obligation if the implementation/installation significantly modifies or customizes the functionality of the software license.

Software and related services

- **Recurring**—consists primarily of SaaS subscriptions and PCS which are recognized ratably over the contractual term, and annual term software licenses which are generally recognized at a point in time.
- **Reoccurring**—consists primarily of transactional and volume-based fees which are highly reoccurring and recognized at a point in time under a usage-based model.
- **Non-recurring**—consists primarily of perpetual, multi-year term software licenses, or installation/implementation services and associated hardware. Revenues from perpetual and multi-year term licenses are generally recognized at a point in time. Revenues from software implementation projects are generally recognized over time using the input method, utilizing the ratio of costs or labor hours incurred to total estimated costs or labor, as the measure of performance.

Payment for software licenses is generally required within 30 to 60 days of the transfer of control. Payment for PCS is generally required within 30 to 60 days of the commencement of the service period, which is primarily offered to customers over a one-year timeframe. Payment terms do not contain a significant financing component. Payment for implementation/installation services that are recognized over time is typically commensurate with milestones defined in the contract, or billable hours incurred.

Products

Revenue from product sales is recognized when control transfers to the customer, which is generally when the product is shipped. Non-project-based installation and repair services are performed by certain of our businesses for which revenue is recognized upon completion.

Payment terms are generally 30 to 60 days from the transfer of control. Payment terms do not contain a significant financing component.

Accounts receivable, net—Accounts receivable, net includes amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. Accounts receivable are stated net of an allowance for doubtful accounts and sales allowances of $25.5 and $21.6 at December 31, 2025 and 2024, respectively. We make estimates of expected allowance for doubtful accounts based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, changes to customer creditworthiness, and other factors that may affect our ability to collect from customers.

Unbilled receivables—Our unbilled receivables include unbilled amounts typically resulting from sales under software milestone billings associated with multi-year term license renewals and software implementations when the input method of revenue recognition is utilized and revenue recognized exceeds the amount billed to the customer, and right to payment is not solely due to the passage of time. Amounts may not exceed their net realizable value.

Deferred revenue—We record deferred revenue when cash payments are received or due in advance of our performance. Our deferred revenue relates primarily to software and related services. In most cases, we recognize deferred revenue ratably over time as the SaaS or PCS performance obligation is satisfied. The non-current portion of deferred revenue is included in "Other liabilities" in our Consolidated Balance Sheets.

Our unbilled receivables and deferred revenue are reported in a net position on a contract-by-contract basis at the end of each reporting period. The net balances are classified as current or non-current based on expected timing of revenue recognition and billable milestones.

Deferred commissions—Our incremental direct costs of obtaining a contract, which consist of sales commissions primarily for our software sales, are deferred and amortized on a straight-line basis over the period of contract performance or a longer period, depending on facts and circumstances. We classify deferred commissions as current or non-current based on the expected timing of expense recognition. Where the amortization period would have been one year or less, we expense the associated incremental direct cost as incurred. The current and non-current portions of deferred commissions are included in "Prepaid expenses and other current assets" and "Other assets," respectively, in our Consolidated Balance Sheets. At December 31, 2025 and 2024, the current portion of deferred commissions was $47.4 and $40.5, respectively, and the non-current portion of deferred commissions was $66.2 and $50.0, respectively. The Company recognized $36.7, $32.2, and $29.3 of expense related to deferred commissions for the years ended December 31, 2025, 2024, and 2023, respectively.

Remaining performance obligations—Remaining performance obligations represent the transaction price of firm orders for which work has not been performed, excluding unexercised contract options. As of December 31, 2025, total remaining performance obligations were $5,204.2. We expect to recognize revenues on approximately 66% of our remaining performance obligations over the next 12 months, with the remainder of the revenue to be recognized thereafter.

Capitalized Software—The Company accounts for capitalized software under applicable accounting guidance which, among other provisions, requires capitalization of certain internal-use software costs once certain criteria are met. Overhead, general and administrative, and training costs are not capitalized. Capitalized software balances, net of accumulated amortization, were $131.0 and $116.9 at December 31, 2025 and 2024, respectively, which are included in "Other assets" in our Consolidated Balance Sheets.

Stock-Based Compensation—The Company recognizes expense for the grant date fair value of its stock-based awards on a straight-line basis (or, in the case of certain performance-based awards, on a graded basis) over the employee's requisite service period (generally the vesting period of the award). The fair values of performance-based restricted stock awards which are subject to a market modifier were estimated using a Monte Carlo simulation model, using risk-free interest rate, expected volatility, expected dividend yield, and correlation coefficient as key assumptions. The fair values of option awards are estimated using the Black-Scholes option valuation model. The Company accounts for forfeitures of stock-based awards as they occur, with previously recognized compensation reversed in the period in which the awards are forfeited.

(2) BUSINESS ACQUISITIONS AND DISPOSITIONS

2025 Acquisitions—Roper completed nine business acquisitions in the year ended December 31, 2025. The results of operations of the acquired businesses are included in Roper's Consolidated Financial Statements from the date of each acquisition. Pro forma results of operations and the revenues and net earnings subsequent to each acquisition date for the 2025 acquisitions have not been presented because the effects of the acquisitions, individually and in the aggregate, were not material to our financial results.

On April 23, 2025, Roper acquired CentralReach Holdings, LLC ("CentralReach") for a purchase price of $1,850, net of cash acquired and certain liabilities assumed. Additionally, the purchase price contemplated a net present value tax benefit of approximately $200, which is expected to be utilized over the subsequent 15 years. CentralReach is a leading provider of SaaS and AI-enabled solutions enabling the workflow and administration of ABA therapy for ASD and related disabilities care. The transaction was funded using borrowings under Roper's unsecured revolving credit facility. The results of CentralReach are reported in the Application Software reportable segment.

The Company recorded $1,049.0 in goodwill, $48.0 assigned to trade names that are not subject to amortization, and $842.0 of other identifiable intangibles in connection with the CentralReach acquisition. The amortizable intangible assets include customer relationships of $776.0 (19 year useful life) and technology of $66.0 (6 year useful life). Including measurement period adjustments, net assets acquired also include approximately $84 of net deferred tax liabilities, primarily attributable to acquired intangible assets, partially offset by federal tax attributes. Approximately $590 of goodwill is expected to be deductible for income tax purposes.

On July 25, 2025, Roper acquired Subsplash TopCo, LLC ("Subsplash") for a purchase price of $800.0, net of cash acquired and certain liabilities assumed. Subsplash is a leading provider of AI-enabled SaaS providing digital engagement, as well as church management and integrated giving solutions for faith-based organizations. The results of Subsplash are reported in the Network Software reportable segment.

The Company recorded $513.9 in goodwill, $26.0 assigned to trade names that are not subject to amortization, and $365.1 of other identifiable intangibles in connection with the Subsplash acquisition. The amortizable intangible assets include customer relationships of $328.1 (17 year useful life) and technology of $37.0 (6 year useful life). Including measurement period adjustments, net assets acquired also include approximately $88 of net deferred tax liabilities, primarily attributable to acquired intangible assets, partially offset by federal tax attributes.

During the year ended December 31, 2025, Roper completed the following bolt-on acquisitions listed below for purchase prices totaling $664.4, net of cash acquired and certain liabilities assumed.

On February 19, 2025, Roper acquired substantially all of the assets of Muni-Link, a leading provider of cloud-based utility management, billing, and customer communication software solutions for municipalities and other local governments. This acquisition has been integrated into our Neptune business and its results are reported in the Technology Enabled Products reportable segment.

On May 15, 2025, Roper acquired Outgo Inc. ("Outgo"), a provider of cloud-based freight payment software and AI-enabled factoring solutions that automate invoicing, underwriting, payments, and collections for commercial trucking. Additionally, on July 30, 2025, Roper acquired Flexport Freight Tech LLC ("Convoy"), a leading provider of automated load management and digital freight-matching technology, matching trusted brokers and carriers for commercial trucking. These acquisitions have been integrated into our DAT business and their results are reported in the Network Software reportable segment.

On July 28, 2025, Roper acquired Brickyard Topco, Inc. ("Orchard Software"), a provider of laboratory information management systems for hospitals, reference labs, physician groups, and public health entities. This acquisition has been integrated into our Clinisys business and its results are reported in the Application Software reportable segment.

In August 2025, Roper acquired Spectrum AI, Inc., as well as the legal technology assets of Zero Cognitive Systems, Inc. ("HerculesAI"). In October 2025, Roper acquired Valuation Pricing Director Limited (VPD). These acquisitions have been integrated into businesses within our Application Software reportable segment and their results are reported in the Application Software reportable segment.

The Company recorded $460.9 in goodwill, $8.4 assigned to trade names that are not subject to amortization, and $210.4 of other identifiable intangibles in connection with these 2025 bolt-on acquisitions. The amortizable intangible assets include customer relationships of $123.8 (16.7 year weighted average useful life) and technology of $86.6 (7.5 year weighted average useful life). Approximately $273 of goodwill is expected to be deductible for income tax purposes.

2024 Acquisitions—Roper completed four business acquisitions in the year ended December 31, 2024. The results of operations of the acquired businesses are included in Roper's Consolidated Financial Statements from the date of each acquisition. Pro forma results of operations and the revenues and net earnings subsequent to each acquisition date for the 2024 acquisitions have not been presented because the effects of the acquisitions, individually and in the aggregate, were not material to our financial results.

On February 26, 2024, Roper acquired Genesis Ultimate Holding Co., the parent company of Procare Software, LLC ("Procare"), a leading provider of SaaS and integrated payment processing for the management of early childhood education centers, for a purchase price of $1,860.0, net of cash acquired and certain liabilities assumed. Additionally, the purchase price contemplated a net present value tax benefit of approximately $110, which is expected to be utilized over the subsequent 13 years. The results of Procare are reported in the Application Software reportable segment.

The Company recorded $1,208.2 in goodwill, $39.0 assigned to trade names that are not subject to amortization, and $762.0 of other identifiable intangibles in connection with the Procare acquisition. The amortizable intangible assets include customer relationships of $708.0 (20 year useful life) and technology of $54.0 (5 year useful life). Net assets acquired also include approximately $122 of net deferred tax liabilities, primarily attributable to acquired intangible assets, partially offset by federal tax attributes.

On August 20, 2024, Roper acquired RCP Vega Holdings, LLC, the parent company of Transact Campus Inc. ("Transact"), a leading provider of integrated campus technology and payment solutions, including campus identity software and secure access, tuition and fees management software and payment processing, as well as point-of-sale commerce solutions. Transact serves higher education institutions, healthcare facilities, and business campuses. Roper acquired Transact for a purchase price of $1,607, net of cash acquired and certain liabilities assumed. Additionally, the purchase price contemplated a net present value tax benefit of approximately $100, which is expected to be utilized over the subsequent 14 years. This acquisition has been integrated with our CBORD business and its results are reported in the Application Software reportable segment.

The Company recorded $947.3 in goodwill, $41.0 assigned to trade names that are not subject to amortization, and $705.0 of other identifiable intangibles in connection with the Transact acquisition. The amortizable intangible assets include customer relationships of $656.0 (18 year useful life) and technology of $49.0 (6 year useful life). Including measurement period adjustments, net assets acquired also include approximately $74 of net deferred tax liabilities, primarily attributable to acquired intangible assets, partially offset by federal tax attributes.

During the year ended December 31, 2024, Roper completed two other bolt-on acquisitions for purchase prices totaling $153.1, net of cash acquired and certain liabilities assumed.

On November 4, 2024, Roper acquired the issued and outstanding shares of Surefyre, Inc., a leading provider of cloud-based insurance software that automates the submission and underwriting processes for managing general agents, wholesalers, and carriers. This acquisition has been integrated into our Vertafore business and its results are reported in the Application Software reportable segment.

On December 17, 2024, Roper acquired the outstanding membership interests of Trucker Tools, LLC, a leader in load visibility, automated booking, and digital freight matching software solutions for commercial trucking. This acquisition has been integrated into our DAT business and its results are reported in the Network Software reportable segment.

The Company recorded $99.9 in goodwill, $3.2 assigned to trade names that are not subject to amortization, and $53.3 of other identifiable intangibles in connection with the other 2024 acquisitions. The amortizable intangible assets include customer relationships of $47.3 (14.5 year weighted average useful life) and technology of $6.0 (5.0 year weighted average useful life).

2023 Acquisitions—Roper completed four business acquisitions in the year ended December 31, 2023. The results of operations of the acquired businesses are included in Roper's Consolidated Financial Statements from the date of each acquisition. Pro forma results of operations and the revenues and net earnings subsequent to each acquisition date for the 2023 acquisitions have not been presented because the effects of the acquisitions, individually and in the aggregate, were not material to our financial results.

The largest of the 2023 acquisitions was Syntellis Parent, LLC ("Syntellis"), the parent company of Syntellis Performance Solutions, LLC, a leading provider of cloud-based performance management and data solutions for healthcare, financial institution, and higher education providers. Roper acquired the outstanding membership interests of Syntellis on August 7, 2023, for a purchase price of $1,381, adjusted for cash acquired and certain liabilities assumed. Additionally, the purchase price contemplated a net present value tax benefit of approximately $135, which is expected to be utilized over the subsequent 15 years. This acquisition has been integrated into our Strata business and its results are reported in the Application Software reportable segment.

The Company recorded $859.0 in goodwill, $17.0 assigned to trade names that are not subject to amortization, and $594.0 of other identifiable intangibles in connection with the Syntellis acquisition. The amortizable intangible assets include customer relationships of $529.0 (20 year useful life) and technology of $65.0 (7 year useful life).

During the year ended December 31, 2023, Roper completed three other bolt-on acquisitions for purchase prices totaling $543.5, net of cash acquired and certain liabilities assumed.

On May 2, 2023, Roper acquired the outstanding membership interests of Promium, L.L.C., a leading provider of laboratory information management systems in the environmental and water markets. This acquisition has been integrated into our Clinisys business and its results are reported in the Application Software reportable segment.

On August 21, 2023, Roper acquired the assets of Replicon Inc., a provider of time tracking software solutions for project and services centric organizations, for a purchase price of $447.5, adjusted for cash acquired and certain liabilities assumed. Additionally, the purchase price contemplated a net present value tax benefit of approximately $80, which is expected to be utilized over the subsequent 15 years. This acquisition has been integrated into our Deltek business and its results are reported in the Application Software reportable segment.

On December 26, 2023, Roper acquired the issued and outstanding shares of Executive Business Services, Inc. ("ProPricer"), a leading provider of proposal pricing software solutions for government contractors and government agencies. This acquisition has been integrated into our Deltek business and its results are reported in the Application Software reportable segment.

The Company recorded $330.6 in goodwill, $15.4 assigned to trade names that are not subject to amortization, and $229.1 of other identifiable intangibles in connection with the other 2023 acquisitions. The amortizable intangible assets include customer relationships of $209.4 (16.9 year weighted average useful life) and technology of $19.7 (5.0 year weighted average useful life).

On August 4, 2023, Roper acquired an 18.2% limited partnership minority interest in CI Ultimate Holdings, L.P., the parent entity of Certinia Inc., a leading provider of professional services automation software, for $125.0. Roper completed the sale of its equity investment in Certinia in November 2024 for cash proceeds of $245.6. The sale resulted in a pretax gain of $135.6, which is reported within "Equity investments gain, net" in our Consolidated Statement of Earnings. In addition, we recognized income tax expense of $30.2 in connection with the sale, which is included within "Income taxes" in our Consolidated Statement of Earnings.

(3) INVENTORIES

The components of inventories at December 31 were as follows:

	2025	2024
Raw materials and supplies	$71.8	$ 65.5
Work in process	29.3	32.1
Finished products	51.9	34.4
Inventory reserves	(11.3)	(11.2)
Inventories, net	$141.7	$120.8

(4) PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31 were as follows:

	2025	2024
Land	$ 0.8	$ 1.0
Buildings and leasehold improvements	60.9	59.4
Machinery and other equipment	186.7	177.6
Computer equipment	123.4	114.1
Software	71.4	75.6
Property, plant and equipment, gross	443.2	427.7
Accumulated depreciation	(286.3)	(278.0)
Property, plant and equipment, net	$ 156.9	$ 149.7

Depreciation and amortization expense related to property, plant and equipment was $39.8, $37.1, and $35.4 for the years ended December 31, 2025, 2024, and 2023, respectively.

(5) GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying value of goodwill by segment was as follows:

	Application Software	Network Software	Technology Enabled Products	Total
Balances at December 31, 2023	$12,563.4	$3,624.6	$ 930.8	$ 17,118.8
Goodwill acquired	2,167.6	87.8	—	2,255.4
Currency translation adjustments	(11.0)	(6.0)	(1.9)	(18.9)
Reclassifications and other	(42.4)	—	—	(42.4)
Balances at December 31, 2024	$14,677.6	$3,706.4	$ 928.9	$19,312.9
Goodwill acquired	1,247.4	702.9	73.5	2,023.8
Currency translation adjustments	28.9	14.9	1.2	45.0
Reclassifications and other	(36.7)	(4.1)	0.3	(40.5)
Balances at December 31, 2025	$ 15,917.2	$ 4,420.1	$1,003.9	$ 21,341.2

Reclassifications and other relates to purchase accounting adjustments for completed acquisitions, composed primarily of purchase accounting adjustments that decrease goodwill and deferred tax liabilities, for both the years ended December 31, 2025 and 2024, respectively.

Other intangible assets were comprised of:

	Cost	Accumulated amortization	Net book value
Assets subject to amortization:			
Customer related intangibles	$ 11,303.7	$(3,457.0)	$ 7,846.7
Unpatented technology	851.7	(454.7)	397.0
Patents and other protective rights	9.2	(1.9)	7.3
Assets not subject to amortization:			
Trade names	808.6	—	808.6
Balances at December 31, 2024	$ 12,973.2	$ (3,913.6)	$9,059.6

	Cost	Accumulated amortization	Net book value
Assets subject to amortization:			
Customer related intangibles	$ 12,301.5	$(3,894.6)	$8,406.9
Unpatented technology	880.3	(425.6)	454.7
Patents and other protective rights	9.1	(2.3)	6.8
Assets not subject to amortization:			
Trade names	895.8	—	895.8
Balances at December 31, 2025	$14,086.7	$ (4,322.5)	$ 9,764.2

Amortization expense of other intangible assets was $815.4, $745.2, and $698.4 during the years ended December 31, 2025, 2024, and 2023, respectively. Amortization expense is expected to be $833.0 in 2026, $791.0 in 2027, $751.0 in 2028, $680.0 in 2029, and $671.0 in 2030.

(6) OTHER ACCRUED LIABILITIES

Other accrued liabilities at December 31 were as follows:

	2025	2024
Interest	$ 89.5	$ 64.6
Customer deposits	51.5	50.9
Accrued dividends	101.8	91.3
Rebates	103.6	92.2
Operating lease liabilities	48.3	46.2
Sales and other taxes payable	33.5	30.1
Other	214.1	170.9
Other accrued liabilities	$642.3	$546.2

(7) INCOME TAXES

Earnings before income taxes for the years ended December 31, 2025, 2024, and 2023 consisted of the following components:

	2025	2024	2023
United States	$1,588.2	$1,701.7	$1,480.3
Other	347.9	265.5	262.8
Earnings before income taxes	$ 1,936.1	$1,967.2	$ 1,743.1

Components of income tax expense for the years ended December 31, 2025, 2024, and 2023 were as follows:

	2025	2024	2023
Current:			
Federal	$ 67.7	$ 317.8	$ 352.6
State	70.4	101.7	80.7
Foreign	91.0	78.0	69.9
Deferred:			
Federal	188.5	(42.8)	(94.1)
State	(8.3)	(15.9)	(27.7)
Foreign	(9.5)	(20.9)	(6.7)
Income tax expense	$ 399.8	$ 417.9	$ 374.7

The Company adopted ASU 2023-09 on a prospective basis beginning with the 2025 annual reporting period. Reconciliations between the U.S. federal statutory income tax rate and the effective income tax rate for the year ended December 31, 2025 were as follows:

	2025	
	Amount	Percent
Federal statutory tax expense and rate	$406.6	21.0%
State and local income tax, net of federal income tax effect[1]	52.3	2.7
Foreign tax effects:		
Other foreign jurisdictions	11.6	0.6
Effect of cross-border tax laws:		
Other	2.0	0.1
Tax credits:		
R&D tax credits	(32.0)	(1.7)
Other credits	(6.9)	(0.4)
Nontaxable or nondeductible items:		
Stock-based compensation	(14.8)	(0.8)
Legal entity restructuring	(25.8)	(1.3)
Other	10.4	0.6
Changes in unrecognized tax benefits	(3.6)	(0.2)
Income tax expense and effective tax rate	$399.8	20.6%

[1] Taxes in California, Illinois, Massachusetts, Minnesota, New York, Pennsylvania, and Tennessee made up the majority of the tax effect in this category for 2025.

Reconciliations between the U.S. federal statutory income tax rate and the effective income tax rate for the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Federal statutory tax rate	21.0%	21.0%
Foreign operations, net	0.6	0.5
R&D tax credits	(2.0)	(1.9)
State taxes, net of federal benefit	3.6	3.5
Stock-based compensation	(1.0)	(1.5)
Changes in valuation allowances	(1.4)	(0.4)
Other, net	0.4	0.3
Effective tax rate	21.2%	21.5%

The amount of cash income taxes paid (net of refunds received), disaggregated by individual jurisdiction in which income taxes paid (net of refunds received) was greater than or equal to 5% of total income taxes paid (net of refunds received), during the year ended December 31, 2025 was as follows:

	2025
Federal[1]	$238.1
State	92.4
Foreign:	
Canada	39.3
Other	44.4
Total cash income taxes paid	$414.2

[1] Includes $45.7 of cash paid for transferable tax credits purchased during the year ended December 31, 2025.

Total cash income taxes paid (net of refunds received) during the years ended December 31, 2024 and 2023 was $483.8 and $455.9, respectively.

The deferred income tax balance sheet accounts arise from temporary differences between the amounts of assets and liabilities recognized for financial reporting and tax purposes.

Components of deferred tax assets and liabilities at December 31 were as follows:

	2025	2024
Deferred tax assets:		
Reserves and accrued expenses	$ 250.4	$ 243.6
Net operating loss carryforwards	104.5	94.6
R&D credits	17.1	12.6
Capitalized R&D expenditures	165.5	271.1
Interest expense limitation carryforwards	49.3	49.3
Lease liabilities	53.5	50.8
Valuation allowances	(10.9)	(8.9)
Total deferred tax assets	$ 629.4	$ 713.1
Deferred tax liabilities:		
Reserves and accrued expenses	$ 10.4	$ 13.1
Amortizable intangible assets	2,109.3	1,985.2
Plant and equipment	14.7	11.8
Accrued tax on unremitted foreign earnings	12.6	9.7
Right-of-use assets	50.7	48.7
Outside basis difference in Indicor	241.5	221.1
Total deferred tax liabilities	$2,439.2	$2,289.6

As of December 31, 2025, the Company has $57.8 of tax-effected U.S. federal net operating loss carryforwards and $49.8 of tax-effected state net operating loss carryforwards without regard for federal benefit of state. The majority of the net operating loss carryforwards are subject to limitation under the Internal Revenue Code of 1986, as amended ("IRC") Section 382. As of December 31, 2025, the Company has $7.3 of tax-effected foreign net operating loss carryforwards, certain of which are subject to limitation. Additionally, as of December 31, 2025, the Company has $49.3 of IRC Section 163(j) interest expense limitation carryforwards which have an indefinite carryforward period.

On July 4, 2025, the OBBBA was enacted, which introduced tax reform provisions, including the repeal of the requirement to capitalize and amortize domestic R&D expenditures as previously required under IRC Section 174. The legislation includes multiple effective dates and the Company has recognized the financial effects of the OBBBA provisions to the extent they are applicable through the year ended December 31, 2025.

As of December 31, 2025, the Company has a $165.5 deferred tax asset related to R&D expenditures capitalized under the IRC. The Company amortizes foreign R&D costs for tax purposes over 15 years for R&D performed outside of the U.S.

The Company has a deferred tax liability of $241.5 in outside basis difference as of December 31, 2025 associated with the retained minority equity interest in Indicor. See Note 9 for additional information on this minority equity interest.

As of December 31, 2025, the Company determined that total valuation allowances of $10.9 were necessary to reduce U.S. federal and state deferred tax assets by $7.2 and foreign deferred tax assets by $3.7, where it was more likely than not that all such deferred tax assets will not be realized. As of December 31, 2025, the Company believes it is more likely than not that the remaining net deferred tax assets will be realized based on the Company's estimate of future taxable income and any applicable tax planning strategies within various tax jurisdictions.

The Company recognizes in the Consolidated Financial Statements only those tax positions determined to be "more likely than not" of being sustained upon examination based on the technical merits of the positions.

Reconciliations of the beginning and ending amounts of unrecognized tax benefits are as follows:

	2025	2024	2023
Beginning balances	$27.9	$35.6	$29.0
Additions for tax positions of prior periods	3.6	1.2	4.3
Additions for tax positions of the current period	0.7	0.9	4.3
Reductions for tax positions of prior periods	—	(3.5)	—
Reductions attributable to lapses of applicable statutes of limitations	(7.8)	(5.1)	(2.0)
Reductions attributable to settlements with taxing authorities	—	(1.2)	—
Ending balances	$24.4	$27.9	$35.6

As of December 31, 2025, the total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $24.4. Interest and penalties related to unrecognized tax benefits were $0.7 in 2025 and are classified as a component of income tax expense. Accrued interest and penalties were $8.5 at December 31, 2025 and $7.8 at December 31, 2024. During the next twelve months, it is reasonably possible that the unrecognized tax benefits may decrease by a net amount of $6.0, mainly due to anticipated statute of limitations lapses in various jurisdictions.

The Company and its subsidiaries are subject to examinations for U.S. federal income tax as well as income tax in various state, city, and foreign jurisdictions. The Company's federal income tax returns for 2022 through the current period remain open to examination and the relevant state, city, and foreign statutes vary. The Company does not expect the assessment of any significant additional tax in excess of amounts reserved.

The Company intends to distribute substantially all historical unremitted foreign earnings up to the amount of excess foreign cash, as well as substantially all future foreign earnings that can be repatriated without incremental U.S. federal tax cost. Any remaining outside basis differences relating to the Company's investment in foreign subsidiaries are not expected to be material and are expected to be reinvested indefinitely.

(8) LONG-TERM DEBT

On July 21, 2022, the Company entered into a five-year unsecured credit facility (the "Credit Agreement") among Roper, the financial institutions from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A. and Wells Fargo Bank, N.A., as syndication agents, and Mizuho Bank, Ltd., MUFG Bank, Ltd., PNC Bank, National Association, TD Bank, N.A., Truist Bank, and U.S. Bank, National Association, as documentation agents, which replaced the previous $3,000.0 unsecured credit facility, dated as of September 2, 2020, as amended. The Credit Agreement comprises a five-year $3,500.0 revolving credit facility, which includes availability of up to $150.0 for letters of credit. The Company may also, subject to compliance with specified conditions, request additional term loans or revolving credit commitments in an aggregate amount not to exceed $500.0.

Loans under the Credit Agreement can be borrowed as term Secured Overnight Financing Rate ("SOFR") loans or Alternate Base Rate ("ABR") Loans, at the Company's option. Each term SOFR loan will bear interest at a rate per annum equal to the applicable Adjusted Term SOFR rate plus a spread ranging from 0.795% to 1.300%, as determined by the Company's senior unsecured long-term debt rating at such time. Based on the Company's current rating, the spread for SOFR loans would be 0.910%. Each ABR Loan will bear interest at a rate per annum equal to the Alternate Base Rate plus a spread ranging from 0.000% to 0.300%, as determined by the Company's senior unsecured long-term debt rating at such time. Based on the Company's current rating, the spread for ABR Loans would be 0.000%.

Amounts outstanding under the Credit Agreement may be accelerated upon the occurrence of customary events of default. The Credit Agreement requires the Company to maintain a Total Debt to Total Capital Ratio of 0.65 to 1.00, or less. Borrowings under the Credit Agreement are prepayable at Roper's option at any time in whole or in part without premium or penalty.

At December 31, 2025 and 2024, there were $850.0 and $125.0 of borrowings outstanding under the Credit Agreement, respectively. The Company was in compliance with its debt covenants throughout the years ended December 31, 2025 and 2024.

On August 12, 2025, the Company completed a public offering of $500.0 aggregate principal amount of 4.25% senior unsecured notes due September 15, 2028 ("2028 Notes"), $500.0 aggregate principal amount of 4.45% senior unsecured notes due September 15, 2030 ("2030 Notes"), and $1,000.0 aggregate principal amount 5.10% senior unsecured notes due September 15, 2035 ("2035 Notes" and, collectively with the 2028 Notes and 2030 Notes, the "Notes"). The net proceeds were used to repay a portion of the borrowings outstanding under our unsecured credit facility associated with our 2025 acquisitions, as well as to repay a portion of the senior notes due September 15, 2025.

Each series of Notes bears interest at a fixed rate. Interest on the Notes will be payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2026.

On August 21, 2024, the Company completed a public offering of $500.0 aggregate principal amount of 4.50% senior unsecured notes due October 15, 2029 ("2029 Notes"), $500.0 aggregate principal amount of 4.75% senior unsecured notes due February 15, 2032 ("2032 Notes"), and $1,000.0 aggregate principal amount 4.90% senior unsecured notes due October 15, 2034 ("2034 Notes"). The net proceeds were used to repay a portion of the borrowings outstanding under our unsecured credit facility, including borrowings incurred on August 20, 2024 to fund the purchase price of the Transact acquisition, as well as to repay a portion of the senior notes due September 15, 2024.

The 2029 Notes and 2034 Notes bear interest at a fixed rate, payable semi-annually in arrears on April 15 and October 15 of each year, beginning April 15, 2025. The 2032 Notes bear interest at a fixed rate, payable semi-annually in arrears on February 15 and August 15 of each year, beginning February 15, 2025.

On June 22, 2020, the Company completed a public offering of $600.0 aggregate principal amount of 2.00% senior unsecured notes due June 30, 2030 ("Existing 2030 Notes"). The Existing 2030 Notes bear interest at a fixed rate, payable semi-annually in arrears on June 30 and December 30 of each year, beginning December 30, 2020.

On September 1, 2020, the Company completed a public offering of $300.0 aggregate principal amount of 0.45% fixed-rate senior unsecured notes due August 15, 2022, $700.0 aggregate principal amount of 1.00% senior unsecured notes due September 15, 2025, $700.0 aggregate principal amount of 1.40% senior unsecured notes due September 15, 2027 ("2027 Notes"), and $1,000.0 aggregate principal amount of 1.75% senior unsecured notes due February 15, 2031 ("2031 Notes").

The 2031 Notes bear interest at a fixed rate, payable semi-annually in arrears on February 15 and August 15 of each year, beginning February 15, 2021. The 2027 Notes bear interest at a fixed rate, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2021.

On August 26, 2019, the Company completed a public offering of $500.0 aggregate principal amount of 2.35% fixed-rate senior unsecured notes due September 15, 2024 and $700.0 aggregate principal amount of 2.95% senior unsecured notes due September 15, 2029 ("Existing 2029 Notes"). The Existing 2029 Notes bear interest at a fixed rate, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2020.

On August 28, 2018, the Company completed a public offering of $700.0 aggregate principal amount of 3.65% fixed-rate senior unsecured notes due September 15, 2023 and $800.0 aggregate principal amount of 4.20% senior unsecured notes due September 15, 2028 ("Existing 2028 Notes"). The Existing 2028 Notes bear interest at a fixed rate, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2019.

On December 19, 2016, the Company completed a public offering of $700.0 aggregate principal amount of 3.80% senior unsecured notes due December 15, 2026. The notes bear interest at a fixed rate, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2017.

On December 7, 2015, the Company completed a public offering of $300.0 aggregate principal amount of 3.85% senior unsecured notes due December 15, 2025.

Roper may redeem some or all of each outstanding series of senior notes at any time or from time to time, at 100% of their principal amount, plus a make-whole premium based on a spread to U.S. Treasury securities. Roper is also entitled to redeem some or all of each outstanding series of senior notes at 100% of their principal amount plus accrued and unpaid interest, on or after applicable dates in advance of maturity.

On September 15, 2025, $700.0 of 1.00% senior notes due 2025 were repaid at maturity using borrowings under our unsecured credit facility as well as a portion of the net proceeds from the issuance of the Notes.

On December 15, 2025, $300.0 of 3.85% senior notes due 2025 were repaid at maturity using borrowings under our unsecured credit facility.

On September 15, 2024, $500.0 of 2.35% senior notes due 2024 were repaid at maturity using borrowings under our unsecured credit facility as well as a portion of the net proceeds from the August 2024 issuance of senior unsecured notes.

On September 15, 2023, $700.0 of 3.65% senior notes due 2023 were repaid at maturity using borrowings under our unsecured credit facility.

The Company's senior notes are unsecured senior obligations of the Company and rank equally in right of payment with all of Roper's existing and future unsecured senior indebtedness. The notes are effectively subordinated in right of payment to any of its existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The notes are not guaranteed by any of Roper's subsidiaries and are effectively subordinated to all existing and future indebtedness and other liabilities of Roper's subsidiaries.

Total debt at December 31 consisted of the following:

	2025	2024
Unsecured revolving credit facility	$ 850.0	$ 125.0
$300 3.850% senior notes due 2025	—	300.0
$700 1.000% senior notes due 2025	—	700.0
$700 3.800% senior notes due 2026	700.0	700.0
$700 1.400% senior notes due 2027	700.0	700.0
$800 4.200% senior notes due 2028	800.0	800.0
$500 4.250% senior notes due 2028	500.0	—
$500 4.500% senior notes due 2029	500.0	500.0
$700 2.950% senior notes due 2029	700.0	700.0
$600 2.000% senior notes due 2030	600.0	600.0
$500 4.450% senior notes due 2030	500.0	—
$1,000 1.750% senior notes due 2031	1,000.0	1,000.0
$500 4.750% senior notes due 2032	500.0	500.0
$1,000 4.900% senior notes due 2034	1,000.0	1,000.0
$1,000 5.100% senior notes due 2035	1,000.0	—
Other debt	5.9	44.2
Less: Deferred financing costs	(54.9)	(46.2)
Total debt, net of deferred financing costs	9,301.0	7,623.0
Less: Current portion, net of deferred financing costs	(705.2)	(1,043.1)
Long-term debt, net of deferred financing costs	$8,595.8	$6,579.9

The interest rate on borrowings under the unsecured credit facility is calculated based upon various recognized indices plus a margin as defined in the Credit Agreement. At December 31, 2025, Roper had $8.1 of outstanding letters of credit.

Future maturities of total debt during each of the next five years ending December 31 and thereafter are as follows:

2026	$ 705.8
2027	1,550.1
2028	1,300.0
2029	1,200.0
2030	1,100.0
Thereafter	3,500.0
Total debt	$ 9,355.9

(9) FAIR VALUE

Financial assets and liabilities are valued using market prices on active markets (Level 1), less active markets (Level 2), and little or no market activity (Level 3). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 instrument valuations are obtained from readily available pricing sources for comparable instruments, identical instruments in less active markets, or models using market observable inputs. Level 3 instrument valuations typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Debt—As of December 31, 2025 and 2024, the total estimated fair value of Roper's fixed-rate senior notes was $8,287.4 and $7,005.2, respectively. The fair values of the senior notes are based on the trading prices of each series of notes, which the Company has determined to be Level 2 in the FASB fair value hierarchy.

Indicor Equity Investment—In November 2022, Roper completed the divestiture of a majority 51% equity stake in Indicor to CD&R. In connection with the Indicor Transaction, the Company initially retained a 49% equity interest in Indicor valued at $535.0 as of the transaction close date. This initial valuation was based on the implied equity value associated with the sale price of the 51% equity interest in Indicor to CD&R for approximately $829, inclusive of the Unit Adjustment received by CD&R as discussed below. During 2023, we revised our valuation methodology to utilize the market multiple approach consisting of comparable guideline public companies revenue and earnings multiples to estimate the fair value of this investment, net of the Unit Adjustment discussed below. Our valuation methodology was updated in 2023 given the passage of time since the transaction date and in consideration of observable market data, including Indicor's divestiture of its CCC business unit to Honeywell International Inc. on June 30, 2023 for approximately $670.

As part of this investment, Roper is required to make quarterly payments ("Unit Adjustment"), to CD&R, either (i) in cash, with total payments of approximately $29 per year on a pretax basis, or (ii) in-kind through the transfer of Roper's equity interests in Indicor to CD&R, of approximately 1.7% ownership interest on an annual basis. Roper intends to continue making these quarterly payments in-kind. Roper's valuation of the Unit Adjustment is based on an expected investment horizon of 5 years from the date of the Indicor Transaction. The Company's obligation to make such quarterly payments will cease upon the earlier of:

- Indicor achieving $425.0 of earnings before interest, taxes, depreciation, and amortization in any three twelve-month periods, whether or not consecutive; or
- Upon the initial public offering of Indicor.

In the event of a sale of Indicor, CD&R would be entitled to a liquidation preference equal to its initial investment of approximately $829, plus any Unit Adjustment paid in-kind. Management's valuation as of December 31, 2025 assumes the expected exit of the Indicor equity investment is an initial public offering which is not subject to the liquidation preference. Roper's approval is required prior to a sale of Indicor for a value that would trigger the liquidation preference. As of December 31, 2025, management does not expect a liquidation preference associated with the investment to negatively impact the realization of cash upon any disposition.

The assessment of fair value for this equity investment requires significant judgments to be made by management. Although our assumptions are considered reasonable and are consistent with the plans and estimates, there is significant judgment applied in determining fair value. Changes in estimates or the application of alternative assumptions could produce significantly different results. The fair value of the investment reflects management's estimate of assumptions that market participants would use in pricing the equity interest, which the Company has determined to be Level 3 in the FASB fair value hierarchy.

The following table provides a reconciliation of the fair value for our equity investment in Indicor measured using Level 3 inputs:

	Year ended December 31,	
	2025	2024
Beginning balance	$772.3	$675.9
Change in fair value	24.0	96.4
Ending balance	$796.3	$772.3

The Company received $5.1, $10.8, and $32.5 of dividend distributions from Indicor during the years ended December 31, 2025, 2024, and 2023, respectively, which are reported within "Equity investments gain, net" in our Consolidated Statements of Earnings. These dividend distributions were intended to offset certain cash taxes payable associated with Roper's ownership stake and were contemplated in the determination of the fair value for the equity investment in Indicor.

(10) RETIREMENT AND OTHER BENEFIT PLANS

Roper maintains three defined contribution retirement plans under the provisions of Section 401(k) of the IRC covering substantially all U.S. employees. Roper partially matches employee contributions. Costs related to all such plans were $51.9, $44.2, and $39.1 for 2025, 2024, and 2023, respectively.

(11) STOCK-BASED COMPENSATION

The Roper Technologies, Inc. 2021 Incentive Plan ("2021 Plan") is a stock-based compensation plan used to grant incentive stock options, nonqualified stock options, restricted stock and restricted stock units (collectively "restricted stock awards"), stock appreciation rights, or equivalent instruments to Roper's employees, officers, directors, and consultants. The 2021 Plan was approved by shareholders at the Annual Meeting of Shareholders on June 14, 2021. The 2021 Plan replaces the Roper Technologies, Inc. 2016 Incentive Plan, as amended ("2016 Plan"), and no additional grants will be made from the 2016 Plan. At December 31, 2025, 4.293 shares were available to grant under the 2021 Plan.

Under the Roper Technologies, Inc. Employee Stock Purchase Plan, as amended and restated ("ESPP"), employees in the U.S. and Canada are allowed to designate up to 10% of eligible earnings to purchase Roper's common stock at a 10% discount on the lower of the closing price of the stock on the first and last day of each quarterly offering period. Common stock sold to employees pursuant to the ESPP may be either treasury stock, stock purchased on the open market, or newly issued shares.

Stock-based compensation expense is not allocated to our reportable segments, which are described further in Note 14. Stock-based compensation expense for the years ended December 31, 2025, 2024, and 2023, included as a component of "Selling, general and administrative expenses," was as follows:

	2025	2024	2023
Stock-based compensation	$166.3	$145.9	$123.5
Tax benefit recognized in net earnings	$ 24.7	$ 24.8	$ 20.4

Stock Options—Stock options are granted at prices not less than 100% of market value of the underlying stock at the date of grant. Stock options typically vest over a period of three years from the grant date and expire 10 years after the grant date. The Company recorded $40.4, $37.6, and $38.0 of compensation expense relating to outstanding options during 2025, 2024, and 2023, respectively, as a component of corporate general and administrative expenses.

The Company estimates the fair value of its option awards using the Black-Scholes option valuation model. The stock volatility for each grant is measured using the weighted average of historical daily price changes of the Company's common stock over the most recent period equal to the expected life of the grant. The expected term of options granted is derived from historical data to estimate option exercises and employee forfeitures, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected life of the award.

The weighted-average fair value of options granted in 2025, 2024, and 2023 were calculated using the following weighted average assumptions:

	2025	2024	2023
Weighted-average fair value ($)	177.50	173.21	130.23
Risk-free interest rate (%)	4.07	4.15	3.76
Expected option life (years)	5.75	5.73	5.61
Expected volatility (%)	25.12	25.54	26.05
Expected dividend yield (%)	0.54	0.51	0.63

The following table summarizes stock option activities, with respect to the Company's share-based compensation plans, for the years ended December 31, 2025 and 2024:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at December 31, 2023	2.688	$340.89		
Granted	0.286	$ 553.79		
Exercised	(0.422)	$298.04		
Canceled	(0.072)	$ 468.72		
Outstanding at December 31, 2024	2.480	$ 368.57	5.37	$384.4
Granted	0.306	$578.30		
Exercised	(0.370)	$ 311.02		
Canceled	(0.067)	$523.60		
Outstanding at December 31, 2025	2.349	$400.46	5.23	$ 172.4
Exercisable at December 31, 2025	1.646	$ 344.14	3.90	$169.5

At December 31, 2025, there was $59.1 of total unrecognized compensation expense related to nonvested options granted under the Company's stock-based compensation plans. That cost is expected to be recognized over a weighted average period of 1.97 years. The total intrinsic value of options exercised in 2025, 2024, and 2023 was $86.5, $108.9, and $133.7, respectively. Cash received from option exercises under all plans in 2025, 2024, and 2023 was $115.0, $125.7, and $146.5, respectively.

Restricted Stock Awards—During 2025 and 2024, the Company granted 0.476 and 0.402 shares, respectively, of restricted stock awards to certain employee and director participants under its compensation plans. These awards were granted at the fair market value of the share on the date of grant. Restricted stock awards granted generally vest over a period of one to five years. The Company recorded $122.7, $105.7, and $83.3 of compensation expense related to outstanding shares of restricted stock awards held by employees and directors during 2025, 2024, and 2023, respectively.

Restricted stock awards include 0.074 and 0.072 performance-based restricted stock awards granted to certain members of the Roper senior leadership team during 2025 and 2024, respectively, that include the ability to earn up to 200% of the number of restricted stock awards originally granted contingent upon Roper's performance over a three-year period, which are subject to a market modifier based on the Company's ranking of total shareholder return relative to the other companies within the Standard & Poor's 500 Stock Index.

The Company uses a Monte Carlo simulation model to estimate the fair value of its performance-based restricted stock awards which are subject to a market modifier. The expected volatility is measured using daily logarithmic changes in the Company's historical stock prices over the most recent period equal to the expected term. The expected term is the term remaining from the grant date to the end of the performance period.

The fair values of performance-based restricted stock awards which are subject to a market modifier, granted in 2025 and 2024, were determined using the following weighted average assumptions:

	2025	2024
Weighted-average grant date fair value ($)	663.42	563.00
Risk-free interest rate (%)	3.97	4.30
Expected term (years)	2.82	2.80
Expected volatility (%)	19.69	20.12
Expected dividend yield (%)	0.56	0.50

The following table summarizes the Company's restricted stock award activity during 2025 and 2024:

	Number of shares	Weighted-average grant date fair value
Nonvested at December 31, 2023	0.440	$ 431.96
Granted	0.402	$552.94
Vested	(0.229)	$445.87
Forfeited	(0.058)	$522.46
Nonvested at December 31, 2024	0.555	$ 515.77
Granted	0.476	$ 581.56
Vested	(0.157)	$498.46
Forfeited	(0.091)	$ 555.10
Nonvested at December 31, 2025	0.783	$553.96

At December 31, 2025, there was $155.1 of total unrecognized compensation expense related to nonvested restricted stock awards granted to both employees and directors under the Company's compensation plans. That cost is expected to be recognized over a weighted average period of 1.88 years. The total grant date fair value of restricted stock awards vested during 2025, 2024, and 2023 was $78.0, $102.2, and $82.2, respectively.

Employee Stock Purchase Plan—During 2025, 2024, and 2023, participants of the ESPP purchased 0.049, 0.038, and 0.038 shares, respectively, of Roper's common stock for total consideration of $22.4, $18.5, and $15.5, respectively. All of these shares were purchased from Roper's treasury shares.

(12) STOCKHOLDERS' EQUITY

In October 2025, the Company's Board of Directors approved a share repurchase program for the repurchase of up to $3,000.0 of the Company's common stock. Shares of common stock may be repurchased from time to time through open market purchases or privately negotiated transactions, including under plans complying with Rule 10b5-1 under the Exchange Act, and subject to market conditions, applicable legal requirements, and other relevant factors. The repurchase program does not have a fixed expiration date, does not obligate the Company to acquire any specific number of shares, and may be suspended at any time at the Company's discretion. The timing, manner, price, and amount of any repurchases will be determined by the Company in its discretion and will depend on a variety of factors, including price, business and market conditions, corporate and regulatory requirements, alternative investment opportunities, acquisition opportunities, and other factors.

During the year ended December 31, 2025, the Company repurchased 1.121 shares of its common stock for an aggregate purchase price of $500.0 and an average price paid per share of $445.87, excluding broker commissions and excise tax. All repurchases were made in open market transactions and there are no current plans to retire repurchased shares. As of December 31, 2025, $2,500.0 of the originally authorized amount under the share repurchase program remained available for future repurchases.

From January 1, 2026 to February 20, 2026, the Company repurchased 3.723 shares of its common stock in open market transactions for an aggregate purchase price of $1,313.5 and an average price paid per share of $352.80, excluding broker commissions and excise tax. As of February 20, 2026, $1,186.5 of the originally authorized amount under the share repurchase program remained available for future repurchases.

(13) CONTINGENCIES

Roper, in the ordinary course of business, is party to various pending or threatened legal actions, including product liability, intellectual property, antitrust, data privacy, and employment practices that, in general, are of a nature consistent with those over the past several years. After analyzing the Company's contingent liabilities on a gross basis and, based upon past experience with resolution of such legal claims and the availability and limits of the primary, excess, and umbrella liability insurance coverages with respect to pending claims, management believes that adequate provision has been made to cover any potential liability not covered by insurance, and that the ultimate liability, if any, arising from these actions should not have a material adverse effect on Roper's consolidated financial position, results of operations, or cash flows. However, no assurances can be given in this regard.

In January 2025, Roper's subsidiary, PowerPlan, Inc., settled a legal matter for $24.0 on a pretax basis ($17.7 after taxes).

As of December 31, 2025, Roper had $42.6 of outstanding surety bonds. Certain contracts require Roper to provide a surety bond as a guarantee of its performance of contractual obligations.

(14) SEGMENT AND GEOGRAPHIC AREA INFORMATION

Our businesses are reported in three segments classified based on business model and delivery of performance obligations. The segments are: Application Software, Network Software, and Technology Enabled Products. The three reportable segments are as follows:

Application Software—Aderant, CentralReach, Clinisys, Data Innovations, Deltek, Frontline, IntelliTrans, PowerPlan, Procare, Strata, Transact/CBORD, and Vertafore;

Network Software—ConstructConnect, DAT, Foundry, iPipeline, iTradeNetwork, MHA, SHP, SoftWriters, and Subsplash;

Technology Enabled Products—CIVCO Medical Solutions, FMI, Inovonics, IPA, Neptune, Northern Digital, rf IDEAS, and Verathon.

The Company's chief operating decision maker ("CODM") is a group that consists of the Chief Executive Officer and the Board of Directors. The CODM uses operating profit to measure segment performance to evaluate resource allocation, primarily related to capital deployment towards business acquisitions, as such decisions are made by our Chief Executive Officer and Board of Directors collectively.

There were no material transactions between Roper's reportable segments during 2025, 2024, and 2023. Operating profit by reportable segment is defined as net revenues less operating costs and expenses. These costs and expenses do not include unallocated corporate general and administrative expenses or enterprise-wide stock-based compensation. Items below "Income from operations" in Roper's Consolidated Statements of Earnings are not allocated to reportable segments.

Corporate assets are principally comprised of cash and cash equivalents, income taxes receivable, deferred tax assets, deferred compensation assets, an equity investment, and property and equipment.

Selected financial information by reportable segment for 2025, 2024, and 2023 was as follows:

	Application Software	Network Software	Technology Enabled Products	Corporate	Total
2025					
Net revenues	$ 4,483.0	$1,600.8	$ 1,818.7	$ —	$ 7,902.5
Cost of sales	1,413.3	255.0	762.2	—	2,430.5
Selling, general and administrative expenses	1,866.6	650.0	429.8	290.2	3,236.6
Operating profit	$ 1,203.1	$ 695.8	$ 626.7	$ (290.2)	$ 2,235.4
Depreciation and other amortization expense	$ 702.2	$ 169.6	$ 23.1	$ 3.3	$ 898.2
Total assets	$ 25,372.6	$6,458.7	$1,666.0	$1,079.7	$34,577.0
Capital expenditures	$ 22.0	$ 9.0	$ 11.4	$ 5.0	$ 47.4
Capitalized software expenditures	$ 57.3	$ —	$ —	$ —	$ 57.3
2024					
Net revenues	$ 3,868.3	$ 1,475.6	$1,695.3	$ —	$ 7,039.2
Cost of sales	1,220.7	220.8	719.4	—	2,160.9
Selling, general and administrative expenses	1,624.2	588.3	401.6	267.4	2,881.5
Operating profit	$ 1,023.4	$ 666.5	$ 574.3	$ (267.4)	$ 1,996.8
Depreciation and other amortization expense	$ 628.8	$ 161.0	$ 21.7	$ 1.3	$ 812.8
Total assets	$23,600.9	$5,348.0	$ 1,498.1	$ 887.7	$ 31,334.7
Capital expenditures	$ 17.8	$ 4.8	$ 11.7	$ 31.7	$ 66.0
Capitalized software expenditures	$ 43.7	$ 1.3	$ —	$ —	$ 45.0
2023					
Net revenues	$ 3,186.9	$ 1,439.4	$ 1,551.5	$ —	$ 6,177.8
Cost of sales	991.1	213.8	665.7	—	1,870.6
Selling, general and administrative expenses	1,375.0	593.2	367.1	226.7	2,562.0
Operating profit	$ 820.8	$ 632.4	$ 518.7	$ (226.7)	$ 1,745.2
Depreciation and other amortization expense	$ 563.0	$ 162.5	$ 29.1	$ 0.6	$ 755.2
Total assets	$20,350.9	$5,363.8	$1,485.6	$ 967.2	$ 28,167.5
Capital expenditures	$ 20.1	$ 6.4	$ 13.8	$ 27.7	$ 68.0
Capitalized software expenditures	$ 39.5	$ 0.5	$ —	$ —	$ 40.0

Summarized long-lived assets information for Roper's U.S. and foreign operations (principally in Canada, Europe, and Asia) for 2025, 2024, and 2023 was as follows:

	2025	2024	2023
United States	$340.0	$303.4	$251.1
Non-U.S.	32.6	23.9	20.1
Total long-lived assets	$ 372.6	$ 327.3	$271.2

Sales to customers outside of the U.S. accounted for a significant portion of Roper's net revenues. Sales are attributed to geographic areas based upon the location where the product is ultimately delivered. Roper's net revenues for the years ended December 31, 2025, 2024, and 2023 are shown below by region, except for the U.S. and Canada, which are presented separately:

	2025	2024	2023
United States	$6,872.8	$6,063.3	$5,304.4
Canada	291.7	288.3	254.6
Europe	541.4	495.1	453.2
Asia	71.1	74.1	75.1
Rest of the world	125.5	118.4	90.5
Total net revenues	$7,902.5	$7,039.2	$ 6,177.8

(15) CONCENTRATION OF RISK

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, accounts receivable, and unbilled receivables.

The Company maintains cash and cash equivalents with various major financial institutions around the world. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to cash and cash equivalent balances.

Accounts receivable and unbilled receivables subject the Company to the potential for credit risk with customers. To reduce credit risk, the Company performs ongoing evaluations of its customers' financial condition.

(16) CONTRACT BALANCES

Contract balances at December 31 are set forth in the following table:

Balance sheet account	2025	2024	Change
Unbilled receivables	$ 124.0	$ 127.3	$ (3.3)
Deferred revenue—current	(1,906.8)	(1,737.4)	(169.4)
Deferred revenue—non-current	(170.8)	(154.7)	(16.1)
Net contract assets/(liabilities)	$ (1,953.6)	$(1,764.8)	$(188.8)

The change in our net contract assets/(liabilities) from December 31, 2024 to December 31, 2025 was primarily due to the timing of payments and invoicing as well as growth related to SaaS and PCS renewals.

Revenue recognized during the years ended December 31, 2025 and 2024 that was included in the deferred revenue balance on December 31, 2024 and 2023 was $1,716.9 and $1,546.5, respectively. In order to determine revenues recognized in the period from contract liabilities, we allocate revenue to the individual deferred revenue balance outstanding at the beginning of the year until the revenue exceeds that balance.

Impairment losses recognized on our accounts receivable and unbilled receivables were immaterial in each of the years ended December 31, 2025, 2024, and 2023, respectively.

(17) LEASES

The Company's operating leases are primarily for real property in support of our business operations. Although many of our leases contain renewal options, we generally are not reasonably certain to exercise these options at the commencement date. Accordingly, renewal options are generally not included in the lease term for determining the right-of-use ("ROU") asset and lease liability at commencement. Variable lease payments generally depend on an inflation-based index and such payments are not included in the original estimate of the lease liability. These variable lease payments are not material.

For the years ended December 31, 2025, 2024, and 2023, the Company recognized $60.1, $53.9, and $50.6 of operating lease expense, respectively.

The following table presents the supplemental cash flow information related to the Company's operating leases for the years ended December 31:

	2025	2024	2023
Operating cash flows used for operating leases	$59.0	$53.6	$50.6
Right-of-use assets obtained in exchange for operating lease obligations	$ 77.5	$52.4	$29.6

The following table presents the lease balances within the Consolidated Balance Sheets related to the Company's operating leases as of December 31:

Lease assets and liabilities	Balance sheet account	2025	2024
ASSETS:			
Operating lease ROU assets	Other assets	$220.0	$189.4
LIABILITIES:			
Current operating lease liabilities	Other accrued liabilities	48.3	46.2
Operating lease liabilities	Other liabilities	185.2	154.8
Total operating lease liabilities		$ 233.5	$201.0

Future minimum lease payments under non-cancellable leases were as follows:

2026	$ 56.1
2027	49.7
2028	40.6
2029	31.3
2030	23.9
Thereafter	65.5
Total operating lease payments	267.1
Less: Imputed interest	(33.6)
Total operating lease liabilities	$233.5
Weighted average remaining lease term—operating leases (years)	6.6
Weighted average discount rate (%)	4.3

ITEM 9 | CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A | CONTROLS AND PROCEDURES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. Our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Our management excluded the nine acquisitions completed during 2025 from its assessment of internal control over financial reporting as of December 31, 2025. These acquisitions are wholly-owned subsidiaries whose total assets (excluding goodwill and other identifiable intangibles, which are included within the scope of the assessment) represent less than 1%, and whose aggregate total revenues represent approximately 3%, of the related Consolidated Financial Statement amounts as of and for the year ended December 31, 2025.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As required by SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, we have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Disclosure controls and procedures are our controls and other procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in our internal control over financial reporting that occurred during the fourth quarter of 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B | OTHER INFORMATION

During the three months ended December 31, 2025, no director or officer of the Company adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

ITEM 9C | DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

Except as otherwise indicated, the following information required by the Instructions to Form 10-K is incorporated herein by reference from the sections of the Roper Proxy Statement for the annual meeting of shareholders ("2026 Proxy Statement"), which we anticipate filing with the SEC within 120 days after the end of the fiscal year to which this report relates, as specified below:

ITEM 10 | DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information about our directors required by this *Item 10—Directors, Executive Officers and Corporate Governance* is contained in the 2026 Proxy Statement under the caption "Proposal 1: Election of Directors."

Information regarding our audit committee is contained in the 2026 Proxy Statement under the captions "Corporate Governance" and "Board Committees and Meetings."

If applicable, information required under this Item with respect to compliance with Section 16(a) of the Exchange Act will be included in the Proxy Statement under the caption "Delinquent Section 16(a) Reports," which information is incorporated by reference.

Information required under this Item with respect to executive officers of the Company is included as a supplemental item at the end of Part I of this report.

Code of Ethics

Roper has a code of ethics for directors, officers (including the Company's principal executive officer, principal financial officer, and principal accounting officer), and employees. The Code of Ethics is available on the Company's website at www.ropertech.com/code-of-ethics. The Company posts any amendments to its Code of Ethics or waivers of its Code of Ethics (to the extent applicable to the Company's directors, executive officers, or senior financial officers) at the same location on the Company's website. In addition, copies of the Code of Ethics may be obtained in print without charge upon written request by any stockholder to the Company's Corporate Secretary at 6496 University Parkway, Sarasota, Florida 34240.

Securities Transaction Compliance Program

Roper has adopted a securities transaction compliance program applicable to its directors, officers and employees, and has implemented procedures for Roper, governing the purchase, sale, and other disposition of Roper's securities. Roper believes its insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to Roper. A copy of the Roper Technologies, Inc. Securities Transaction Compliance Program is filed as Exhibit 19.1 to this Annual Report.

ITEM 11 | EXECUTIVE COMPENSATION

The information required by this *Item 11—Executive Compensation* is contained in the 2026 Proxy Statement under the captions "Compensation Discussion and Analysis," "Executive Compensation," "Director Compensation," "Compensation Committee Report," and "Compensation Committee Interlocks and Insider Participation."

ITEM 12 | SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(ALL SHARE AMOUNTS ARE IN MILLIONS)

Other than as set forth below, the information required by this *Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters* and not otherwise set forth below is contained in the 2026 Proxy Statement under the caption "Beneficial Ownership."

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2025 regarding compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Shareholders[1]			
Stock options	2.349	$400.46	
Restricted stock awards[2]	0.783	—	
Subtotal	3.132		4.293
Equity Compensation Plans Not Approved by Shareholders	—	—	—
Total	3.132	$ —	4.293

[1] Consists of the Amended and Restated 2006 Incentive Plan, the 2016 Incentive Plan, as amended, and the 2021 Incentive Plan. No additional awards may be granted under the 2006 Incentive Plan or the 2016 Incentive Plan.

[2] The weighted-average exercise price is not applicable to restricted stock awards.

ITEM 13 | CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this *Item 13—Certain Relationships and Related Transactions, and Director Independence* is contained in the 2026 Proxy Statement under the captions "Director Independence" and "Review and Approval of Related Person Transactions."

ITEM 14 | PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this *Item 14—Principal Accountant Fees and Services* is contained in the 2026 Proxy Statement under the captions "Proposal 3: Ratification of the Appointment of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm for the Year Ending December 31, 2026" and "Independent Public Accountant's Fees."

PART IV

ITEM 15 | EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as a part of this Annual Report.

   (1) Consolidated Financial Statements: The following Consolidated Financial Statements are included in Part II, Item 8 of this report.

   Consolidated Balance Sheets as of December 31, 2025 and 2024

   Consolidated Statements of Earnings for the Years ended December 31, 2025, 2024, and 2023

   Consolidated Statements of Comprehensive Income for the Years ended December 31, 2025, 2024, and 2023

   Consolidated Statements of Stockholders' Equity for the Years ended December 31, 2025, 2024, and 2023

   Consolidated Statements of Cash Flows for the Years ended December 31, 2025, 2024, and 2023

   Notes to Consolidated Financial Statements

(b) Exhibits

Exhibit No.	Description of Exhibit
[a]2.1	Equity Purchase Agreement by and among RIPIC Holdco Inc., Roper International Holding, Inc., RIPIC Equity LLC, CD&R Tree Delaware Holdings, L.P. AND, solely for purposes of section 6.25, Roper Technologies, Inc. dated as of May 29, 2022.*
[b]3.1	Amended and Restated Certificate of Incorporation effective as of June 13, 2023.
[c]3.2	Amended and Restated By-Laws.
[d]4.1	Indenture between Registrant and Wells Fargo Bank, dated as of August 4, 2008.
[e]4.2	Indenture between Registrant and Wells Fargo Bank, dated as of November 26, 2018.
[f]4.3	Form of Note.
[g]4.4	Form of 4.200% Senior Notes due 2028.
[h]4.5	Form of 3.800% Senior Notes due 2026.
[i]4.6	Form of 2.950% Senior Notes due 2029.
[j]4.7	Form of 2.000% Senior Notes due 2030.
[k]4.8	Form of 1.400% Senior Notes due 2027.
[k]4.9	Form of 1.750% Senior Notes due 2031.
[l]4.10	Form of 4.500% Senior Notes due 2029.
[l]4.11	Form of 4.750% Senior Notes due 2032.
[l]4.12	Form of 4.900% Senior Notes due 2034.
[m]4.13	Form of 4.250% Senior Notes due 2028.
[m]4.14	Form of 4.450% Senior Notes due 2030.
[m]4.15	Form of 5.100% Senior Notes due 2035.
[n]4.16	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
[o]10.1	Employee Stock Purchase Plan, as Amended and Restated. †
10.2	Non-Qualified Retirement Plan, as Amended and Restated, filed herewith. †
[p]10.3	Credit Agreement dated as of July 21, 2022, among Roper, the foreign subsidiary borrowers from time to time party thereto, the financial institutions party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A. and Wells Fargo Bank, N.A., as syndication agents, and Mizuho Bank, Ltd., MUFG Bank, Ltd., PNC Bank, National Association, TD Bank, N.A., Truist Bank and U.S. Bank, National Association, as documentation agents.

[(q)]10.4	Amended and Restated 2006 Incentive Plan. †
[(r)]10.5	Form of Non-Statutory Stock Option Agreement, under the 2006 Incentive Plan. †
[(s)]10.6	Offer Letter to John K. Stipancich. †
[(t)]10.7	Form of Director and Officer Indemnification Agreement. †
[(u)]10.8	2016 Incentive Plan. †
[(v)]10.9	Amendment No. 1 to the 2016 Incentive Plan. †
[(w)]10.10	Form of Non-Statutory Stock Option Agreement, under the 2016 Incentive Plan. †
[(x)]10.11	Offer Letter to Neil Hunn. †
[(y)]10.12	Long-Term Incentive Opportunity Agreement for Neil Hunn. †
[(z)]10.13	2021 Incentive Plan. †
[(z)]10.14	Form of Performance-Based Restricted Stock Award Agreement, under the 2021 Incentive Plan. †
[(z)]10.15	Form of Non-Statutory Stock Option Award Agreement, under the 2021 Incentive Plan. †
[(z)]10.16	Form of Time-Based Restricted Stock Award Agreement, under the 2021 Incentive Plan. †
[(aa)]10.17	Form of Performance Share Unit Award Agreement, under the 2021 Incentive Plan. †
[(bb)]10.18	Form of Time-Based Restricted Stock Unit Award Agreement, for use commencing in 2024 under the 2021 Incentive Plan. †
[(bb)]10.19	Form of Executive Officer Performance Share Unit Award Agreement, for use commencing in 2024 under the 2021 Incentive Plan. †
[(bb)]10.20	Form of Senior Management Performance Share Unit Award Agreement, for use commencing in 2024 under the 2021 Incentive Plan. †
[(cc)]10.21	Form of Non-Statutory Stock Option Award Agreement, for use commencing in 2025 under the 2021 Incentive Plan. †
[(cc)]10.22	Form of Time-Based Restricted Stock Unit Award Agreement, for use commencing in 2025 under the 2021 Incentive Plan. †
[(cc)]10.23	Form of Executive Officer Performance Share Unit Award Agreement, for use commencing in 2025 under the 2021 Incentive Plan. †
[(cc)]10.24	Form of Senior Management Performance Share Unit Award Agreement, for use commencing in 2025 under the 2021 Incentive Plan. †
[(dd)]10.25	Roper Technologies, Inc. Director Compensation Plan. †
[(dd)]10.26	Form of Non-Employee Director Restricted Stock Unit Award Agreement, under the 2021 Incentive Plan (included in Exhibit 10.25). †
[(dd)]10.27	Form of Non-Employee Director Restricted Stock Award Agreement, under the 2021 Incentive Plan (included in Exhibit 10.25). †
[(ee)]10.28	First Amendment to Roper Technologies, Inc. Director Compensation Plan. †
[(ee)]10.29	Form of Non-Employee Director Unrestricted Stock Unit Award Agreement. †
[(ff)]10.30	Second Amendment to Roper Technologies, Inc. Director Compensation Plan. †
[(ff)]10.31	Form of Non-Employee Director Deferred Restricted Stock Unit Award Agreement. †
19.1	Roper Technologies, Inc. Securities Transaction Compliance Program, filed herewith.
21.1	List of Subsidiaries, filed herewith.
23.1	Consent of Independent Registered Public Accountants, filed herewith.
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer, filed herewith.
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer, filed herewith.
32.1	Section 1350 Certification of the Chief Executive and Chief Financial Officers, furnished herewith.
[(gg)]97.1	Roper Technologies, Inc. Compensation Clawback Policy. †
101.INS	Inline XBRL Instance Document, furnished herewith.

101.SCH	Inline XBRL Taxonomy Extension Schema Document, furnished herewith.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document, furnished herewith.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document, furnished herewith.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document, furnished herewith.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document, furnished herewith.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

† Management contract or compensatory plan or arrangement.

* The related exhibits and schedules are not being filed herewith. The Company agrees to furnish supplementally a copy of any such exhibits and schedules to the Securities and Exchange Commission upon request.

a) Incorporated herein by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q filed August 3, 2022 (file no. 1-12273).

b) Incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed June 14, 2023 (file no. 1-12273).

c) Incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed November 7, 2024 (file no. 1-12273).

d) Incorporated herein by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed November 7, 2008 (file no. 1-12273).

e) Incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3ASR filed November 26, 2018 (file no. 333-228532).

f) Incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3ASR filed November 25, 2015 (file no. 333-208200).

g) Incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed August 28, 2018 (file no. 1-12273).

h) Incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed December 19, 2016 (file no. 1-12273).

i) Incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed August 26, 2019 (file no. 1-12273).

j) Incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed June 22, 2020 (file no. 1-12273).

k) Incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed September 1, 2020 (file no. 1-12273).

l) Incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed August 21, 2024 (file no. 1-12273).

m) Incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed August 12, 2025 (file no. 1-12273).

n) Incorporated herein by reference to Exhibit 4.15 to the Company's Annual Report on Form 10-K filed February 24, 2025 (file no. 1-12273).

o) Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 1, 2024 (file no. 1-12273).

p) Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 22, 2022 (file no. 1-12273).

q) Incorporated herein by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed April 30, 2012 (file no. 1-12273).

r) Incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed December 6, 2006 (file no. 1-12273).

s) Incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed February 27, 2017 (file no. 1-12273).

t) Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 5, 2018 (file no. 1-12273).

u) Incorporated herein by reference to Appendix B to the Company's Definitive Proxy Statement on Schedule 14A filed April 26, 2016 (file no. 1-12273).

v) Incorporated herein by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed February 27, 2017 (file no. 1-12273).

w) Incorporated herein by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed February 25, 2019 (file no. 1-12273).

x) Incorporated herein by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K filed February 23, 2018 (file no. 1-12273).

y) Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 26, 2019 (file no. 1-12273).

z) Incorporated herein by reference to Exhibits 10.1, 10.2, 10.3, and 10.4 to the Company's Current Report on Form 8-K filed June 14, 2021 (file no. 1-12273).

aa) Incorporated herein by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K filed February 22, 2024 (file no. 1-12273).

bb) Incorporated herein by reference to Exhibits 10.1, 10.2, and 10.3 to the Company's Quarterly Report on Form 10-Q filed May 3, 2024 (file no. 1-12273).

cc) Incorporated herein by reference to Exhibits 10.1, 10.2, 10.3, and 10.4 to the Company's Quarterly Report on Form 10-Q filed May 2, 2025 (file no. 1-12273).

dd) Incorporated herein by reference to Exhibits 10.5, 10.6, and 10.7 to the Company's Quarterly Report on Form 10-Q filed August 5, 2021 (file no. 1-12273).

ee) Incorporated herein by reference to Exhibits 10.1 and 10.2 to the Company's Quarterly Report on Form 10-Q filed August 1, 2025 (file no. 1-12273).

ff) Incorporated herein by reference to Exhibits 10.1 and 10.2 to the Company's Quarterly Report on Form 10-Q filed October 31, 2025 (file no. 1-12273).

gg) Incorporated herein by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed February 22, 2024 (file no. 1-12273).

ITEM 16 | FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROPER TECHNOLOGIES, INC.
(Registrant)

By: /s/ L. Neil Hunn

L. Neil Hunn, President and Chief Executive Officer   February 24, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ L. NEIL HUNN

| L. Neil Hunn | President and Chief Executive Officer (Principal Executive Officer) | February 24, 2026 |

/s/ JASON P. CONLEY

| Jason P. Conley | Executive Vice President and Chief Financial Officer (Principal Financial Officer) | February 24, 2026 |

/s/ BRANDON CROSS

| Brandon Cross | Vice President and Corporate Controller (Principal Accounting Officer) | February 24, 2026 |

/s/ AMY WOODS BRINKLEY

| Amy Woods Brinkley | Chair of the Board of Directors | February 24, 2026 |

/s/ SHELLYE L. ARCHAMBEAU

| Shellye L. Archambeau | Director | February 24, 2026 |

/s/ IRENE M. ESTEVES

| Irene M. Esteves | Director | February 24, 2026 |

/s/ ROBERT D. JOHNSON

| Robert D. Johnson | Director | February 24, 2026 |

/s/ THOMAS P. JOYCE, JR.

| Thomas P. Joyce, Jr. | Director | February 24, 2026 |

/s/ JOHN F. MURPHY

| John F. Murphy | Director | February 24, 2026 |

/s/ LAURA G. THATCHER

| Laura G. Thatcher | Director | February 24, 2026 |

/s/ RICHARD F. WALLMAN

| Richard F. Wallman | Director | February 24, 2026 |

APPENDIX — **RECONCILIATIONS**

ADJUSTED REVENUE AND EBITDA RECONCILIATION ($M) (FROM CONTINUING OPERATIONS)

	FY 2020	FY 2024	FY 2025	V% to '24	5yr CAGR
Adjusted revenue reconciliation					
GAAP revenue	$4,022	$7,039	$7,902	12%	14%
Purchase accounting adjustment to acquired deferred revenue	12	—	—		
Adjusted revenue	$4,034	$7,039	$7,902	12%	14%
Components of revenue growth					
Organic				5%	
Acquisitions/divestitures				7%	
Foreign exchange				—	
Total revenue growth				12%	
Adjusted EBITDA reconciliation					
GAAP net earnings	$ 674	$ 1,549	$ 1,536		
Taxes	188	418	400		
Interest expense	219	259	325		
Depreciation	41	37	40		
Amortization	451	776	858		
EBITDA	$ 1,572	$3,039	$ 3,159	4%	15%
Purchase accounting adjustment to acquired deferred revenue and commission expense	10	—	—		
Restructuring-related expenses associated with the Transact acquisition	—	9	—		
Transaction-related expenses for completed acquisitions	9	8	9		
Financial impacts associated with minority investments	—	(235)	(25)		
Legal settlement charge	—	11	—		
Adjusted EBITDA	$1,590	$2,832	$ 3,143	11%	15%
% of adjusted revenue	39.4%	40.2%	39.8%		

ADJUSTED CASH FLOW RECONCILIATION ($M) (FROM CONTINUING OPERATIONS)

	FY 2020	FY 2024	FY 2025	V% to '24	5yr CAGR
Operating cash flow	$ 1,123	$2,393	$2,540	6%	18%
Taxes paid in period related to divestitures	192	—	30		
Adjusted operating cash flow	$ 1,315	$2,393	$2,570	7%	14%
Capital expenditures	(25)	(66)	(47)		
Capitalized software expenditures	(18)	(45)	(57)		
Adjusted free cash flow	$ 1,273	$2,282	$2,466	8%	14%

(THIS PAGE INTENTIONALLY LEFT BLANK)

Board of Directors



Seated left to right: Shellye L. Archambeau, Former Chief Executive Officer, MetricStream, Inc.; Robert D. Johnson, Former Chairman, Spirit AeroSystems Holdings, Inc.; Amy Woods Brinkley, Retired Chief Risk Officer, Bank of America Corp.; John F. Murphy, Former Executive Vice President and Chief Financial Officer, Adobe, Inc.; Irene M. Esteves, Former Executive Vice President and Chief Financial Officer, Spirit AeroSystems Holdings, Inc

Standing left to right: Thomas P. Joyce, Jr., Retired President and Chief Executive Officer, Danaher Corporation; L. Neil Hunn, President and Chief Executive Officer, Roper Technologies, Inc.; Laura G. Thatcher, Retired Head of Executive Compensation Practice, Alston & Bird LLP; Richard F. Wallman, Retired Chief Financial Officer and Senior Vice President, Honeywell International, Inc.

Shareholder information

Ticker Symbol: ROP
Roper's common stock is listed on the Nasdaq Stock Market with options trading conducted on the Chicago Board Options Exchange.

Investor Relations

Roper Technologies, Inc.
6496 University Parkway
Sarasota, FL 34240
+1 941 556 2601
Investor-relations@ropertech.com

Transfer agent

Computershare
462 South 4th Street, Suite 1600
Louisville, KY 40202
+1 800 736 3001

Independent registered public accounting firm

PricewaterhouseCoopers LLC

Annual report design by Curran & Connors, Inc. / www.curran-connors.com

Roper
TECHNOLOGIES

6496 University Parkway
Sarasota, Florida 34240
Tel +1 941 556 2601
www.ropertech.com